UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F  ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s 3Q Quarterly Report for the year 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: December 7, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2023 to September 30, 2023)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2023 to September 30, 2023)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop
President and Representative Director
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah
Head of IR team, Senior Vice President
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

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Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

1. Company Overview

POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Name of the Enterprise Group : POSCO HODLINGS INC.

(2)	Location of the Headquarters : 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(3)	Summary of consolidated subsidiaries

					(Number of companies)
	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2023	Increase	Decrease	September 30, 2023
Listed	6	—	—	6	6
Unlisted	174	12	4	182	80
Total	180	12	4	188	86

*	The number of consolidated companies above does not include POSCO HOLDINGS
*	Among listed corporations, there is one overseas corporation

(5 domestic corporations and 1 overseas corporation).

*

Newly included : QSONE Co.,Ltd., POSCO PS Tech, POSCO PR Tech, POSCO PH Solution, POSCO GYS Tech, POSCO GYR Tech, POSCO GY Solution, PT AGPA REFINERY COMPLEX        , Port Hedland Green Steel Pty Ltd, POSCO MOBILITY SOLUTION POLAND Sp. z o.o., PCC Facilities Component Fund, PT POSCO INTERNATIONAL ENP INDONESIA

*	Excluded subsidiaries : POSCO Energy, POS-CD PTY LTD, POSCO ICT BRASIL, PGSF, L.P.

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(4)	Major Shareholders of POSCO HOLDINGS INC.

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

				(As of September 30, 2023)
Major Shareholder	Share type	Dec 31, 2022		September 30, 2023
		Number of Shares owned	Percentage of ownership (%)	Number of Shares owned	Percentage of ownership (%)
National Pension Service	Common stock	7,706,725	9.11	6,135,482	7.25

*	The percentage of ownership is based on the total number of issued shares, and there is no ownership of shares by related parties.

(b)	For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

3. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2023)
Authorized Shares	Issued Shares
200,000,000	84,571,230

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2023)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct	Common Stock	5,406,179	—	27,030	—	5,379,149
Trust Contract		3,315,874	—	—	—	3,315,874

Total		8,722,053	—	27,030	—	8,695,023

*	The number of treasury stock has decreased from 8,722,053 to 8,695,023 due to provision of stock grant to the executive officers of POSCO Holdings and subsidiaries

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*

Aforementioned number of treasury stocks includes 3,211,795 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

4. Earnings and Dividends

		(In millions of KRW)
	2023.3Q	2022	2021
(Consolidated) Profit*	1,904,353	3,144,087	6,617,239
(Separate) Profit	885,431	-467,852	5,181,227
Earnings per Share (Consolidated, KRW)	25,101	41,456	87,330
Cash Dividend Paid	569,072	910,190	1,285,635
Pay-out Ratio (Consolidated,%)	29.9	28.9	19.4
Dividend per Share (KRW)	7,500	12,000	17,000
Dividend Yield (%)	1.3	4.1	6.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
Notice of change as of the reporting date

On November 3, 2023 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay cash dividend of the 3rd quarter for the fiscal year 2023 as follows:

Cash Dividend per Share (KRW)	2,500
Dividend Yield (%)	0.4
Record Date	September 30, 2023
Provisional Dividend Payment Date	November 23, 2023
Total Cash Dividend Amount (KRW)	189,690,517,500

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Green Infrastructure (Trading segment), Green Infrastructure (Construction segment),

Green Infrastructure (Logistics and etc. segment), Green Materials and Energy, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2023.3Q		2022		2021
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	48,119,360	2,211,116	70,649,647	3,236,220	63,548,935	8,365,445
Green Infrastructure (Trading)	32,621,768	938,816	49,589,760	872,279	45,290,449	619,675
Green Infrastructure (Construction)	7,472,996	166,399	8,885,491	293,344	7,412,514	428,669
Green Infrastructure (Logistics and etc.)	2,802,565	135,732	7,425,508	377,919	2,914,400	195,474
Green Materials and Energy	3,668,319	7,806	3,388,760	143,452	2,089,162	112,641
Others	1,346,963	1,034,184	1,169,536	843,682	1,784,321	59,252
Total	96,031,971	4,494,053	141,108,702	5,766,896	123,039,781	9,781,156

*	It is based on aggregated basis including internal transactions among affiliates .
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Green Infrastructure (Logistics and etc.).

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2. Business Status of Segments

A. Steel

There are 83 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development since the 1970s. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Despite of expected demand increase from reopening in the first half of 2023, the demand turned weaker after 3rd quarter due to prolonged global economic uncertainty so that global crude steel production from January to September 2023 recorded 1,406 million tons which is similar to the same period last year

Global Crude Steel Production

			(Millions of Tons, %)
Crude Steel Production	2020	2021	2022	2023.3Q
Global	1,864	1,951	1,832	1,406
Korea (Ratio)	67 (3.6%)	71 (3.6%)	66 (3.6%)	50 (3.6%)

Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills).

The company plans to upgrade its customer and market structure by expanding its high value-added World Top Premium products, while responding to customers’ diverse needs by launching an eco-friendly product line Greenate and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic

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sale is 55% of total sales and export sales are around 45%, and by export region, the proportion of Southeast Asia, Japan, Europe and China is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will complete establishing ‘intelligent Smart mill’

Third, POSCO will upgrade portfolio for ‘premium product competitiveness’. In order to proactively respond to the increasing customer demand of eco-friendly products and expand the development of high-end products and Green transition solutions, POSCO launched three green steel brands that are : INNOVILT, e Autopos, and Greenable. In November 2022, Greenate which is a masterbrand representing POSCO’s “net-zero carbon 2050 was newly launched. Greenate is a brand that encompasses all departmental efforts and products for producing low-carbon, eco-friendly steel in the process of converting to eco-friendly EV battery materials and hydrogen-reduced steel, as well as the three major eco-friendly steel brands represented by e Autopos, INNOVILT, and Greenable. POSCO Group plans to systematically communicate its efforts and achievements to achieve 2050 carbon neutrality internally and externally with Greenate. In addition, in June 2023, the nation’s first carbon-reduced distributed steel product “Greenate certified steel” was launched, and we plans to launch Greenate carbon reduced steel(EAF Type) in 2026, which combines steel produced in furnace and electric furnace steel to reduce furnace usage.

Lastly, POSCO has been strengthening ESG oriented management. POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

(2) Market Share

			(Millions of Tons, %)
Category	2023.3Q		2022
	Production	Market share	Production	Market share
Crude Steel Production	50.4	100%	65.9	100%
POSCO	26.7	52.9%	34.2	51.9%
Others	23.7	47.1%	31.7	48.1%

Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market. In addition, POSCO Steeleon is strengthening sales system of WTP (World Top Premium) products through joint marketing

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with POSCO. In line with POSCO Group’s strategy that strengthens the sales base for high-end steel materials for construction use, POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automation equipment for packaging.

(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(3) Market Share

(Tons)

Category	2023.3Q		2022		2021
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	23,202	39.6%	31,245	44.0%	34,846	49.0%
PJ Metal	34,560	60.4%	39,700	56.0%	36,257	51.0%
Total	57,762	100.0%	70,945	100.0%	71,103	100.0%

It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Green Infrastructure [Trading segment]

There are 39 subsidiaries in trading segment including POSCO International, 26 subsidiaries in construction segment including POSCO E&C and 12 subsidiaries of logistics and etc. segment including POSCO Flow.

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∎ POSCO INTERNATIONAL

(1) Market Share

		(Millions of US Dollars)
Category	2023.3Q	2022.3Q	Growth Rate
All Trading Companies in Korea	464,278	524,536	-11.49%
POSCO International Corp.	7,022	7,752	-9.42%

Source: Korea International Trade Association (www.kita.net)

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions.

[Global Business Sector]

-

Trading business : POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. POSCO International is also carrying out agro-commodities trading and food resource development projects in order to secure sustainable future food resources. As a result, the company has diversified its sales outlets in Korea, China, Southeast Asia, and MENA, while expanding food import volume.

-

Motor core business: Together with POSCO Mobility Solution which is a subsidiary of POSCO International, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

-

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

-

Grain Terminal in Ukraine : In 2019, POSCO International acquired a 75% stake in a Ukrainian grain export terminal capable of shipping 2.5 million tons annually, making us the first Korean company to enter the Ukrainian grain terminal business. Although operations have been suspended due to the Russia-Ukraine conflict, POSCO International is gradually resuming operations as the situation gets better.

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-	Textile Business in Uzbekistan

POSCO International Textile in Uzbekistan has 4 manufacturing factories located in the city of Fergana, the villages of Tashlak, Kumtepa and a branch in the city of Bukhara. In order to secure raw cotton procurement and enhance the competitiveness of the cotton business, the raw cotton cluster project is planned to continue to be expanded.

-	Online Steel Sales Business

POSCO International has established eSTEEL4U which is an online platform for steel sales in April 2022. The company will lead the digital transformation of steel sales by strengthening the cooperation system with partners to improve customer service satisfaction and continuously expanding online sales volume.

-

Ambatovy Nickel Mine Project : POSCO International has been participating in the Ambatovy Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 3.9% stake. In addition, POSCO International is searching for new opportunities in EV battery material business.

-	Australian Narrabri bituminous coal mining project

POSCO International has 5% stake in the Australian Narabri Coal Production Project, which began commercial production in October 2012, producing about 6 million tonnes of bituminous coal per year.

-

Myanmar hotel business : POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term stay guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

-

Myanmar Gas Field business : Since its production of the first gas in July 2013, gas fields supplies an average of approximately 500 million standard cubic feet of gas per day. In addition, through the second phase of development undertaken to maintain stable gas production, the addition of seven gas production wells was successfully completed in August 2022, maintaining a production capacity system of up to 600 million cubic feet per day.

-

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

-

Onshore gas business in Australia : To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Recognizing the rising gas demand and high gas prices in the east coast of Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

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[New business investment]

In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

B. Green Infrastructure [Construction segment]

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants. Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. According to the government’s policy to strengthen regional competitiveness, the construction of regional hubs such as Gadeokdo New Airport, Daegu Gyeongbuk New Airport, and Jeju 2nd Airport will begin, and the road network expansion project such as the Seoul Metropolitan Railway (GTX) will continue to connect major metropolitan areas. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch. Housing market conditions rapidly deteriorated due to sudden interest rate increases, rising construction costs, and a slump in the construction PF market. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

B. Green Infrastructure [Logistics and etc. segment]

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39 trillion, POSCO DX is expected to take about 3.0% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

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The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO DX is planning to support the mass production system of EV battery materials. In addition, POSCO DX will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO DX will actively participate new airport BHS project and contribute to the groups’ advancement of the group’s logistic system.

C. Green Materials and Energy

Green Materials and Energy segment include the business related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 16 subsidiaries, including POSCO Future M and POSCO Argentina.

∎ POSCO Future M

POSCO Future M operates mainly 2 businesses: basic material business and energy material business.

[Basic industrial materials business]

-

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China.

-

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

[Energy material business]

In the energy material business, POSCO Future M provides cathode and anode materials which are the main components for secondary cell: cathode, anode, electrolyte and separation membrane. It is planned to expand its production of natural graphite anode materials from 74 thousand ton/year in 3Q 2023 to 182 thousand ton/year in 2030. In addition, artificial graphite production is expected to have a production capacity of 168 thousands ton/year in total by 2025. Furthermore, cathode material production is expected to increase from 105 thousands ton/year to 1,000 thousands ton/year by 2030. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

According to the battery market research company SNE Research, LG Energy Solution, our major revenue source, recorded the 3rd highest global market share (12.3%) in EV batteries as of 2022, indicating a decrease compared to the previous year. However, battery usage continues to show steady growth with a 9.7% increase compared to the same period last year. Along with this growth, in April 2023, POSCO Future M also signed a

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long-term contract worth approximately KRW 30 trillion for cathode materials. Furthermore, POSCO Future M has recently diversified the sales sources including Samsung SDI and plan to supply approximately 40 trillion won worth of cathode materials (NCA) over the next 10 years.

The secondary battery market for electric vehicles is expected to grow due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle.

POSCO Group has established full battery material value chain from raw materials business to battery materials and recycling business. As the only domestic producer of graphite-based anode materials, which are considered to have the highest degree of difficulty in achieving independence from Chinese imports, POSCO Future M is expected to expand its sales revenues in working with global automakers and battery producers.

In specific, POSCO Future M established a joint venture (Ulium CAM) with GM in August 2022 to begin construction of high nickel cathode plant in Canada with a production capacity of a 30 thousand ton per year.

It is planned to be completed in the second half of 2024 and to start production in the first half of 2025. In addition, for lithium, which is a raw material for anode materials, POSCO HOLDINGS (the largest shareholder of POSCO Future M) plans to establish a 71 thousand tons production system in 2024 through investment in Argentine salt lakes and Australian mines and expand its production capacity to 423 thousand tons by 2030.

Considering POSCO Future M’s cathode material production capacity and lithium input amount, lithium self-sufficiency rate is expected to exceed 100% by 2030. In addition, POSCO HOLDINGS plans to establish a 240 thousand ton nickel production system by 2030 by expanding its investment in securing nickel through mining, smelting and recycling.

Global Cathode and Anode Material Market Outlook

(Ten thousand Tons)

(SNE Research)

D. Others

In Others segment, there are 12 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

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3. Key Products

A. Sales of Key Products (2023.3Q)

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	102,117	21.2%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	147,209	30.6%
	Stainless Steel Products	Tableware, pipes, etc.	82,772	17.2%
	Others	Plates, Wire rods, etc.	149,096	31.0%
	Gross Sum		481,194	100.0%
	Deduction of Internal Trade		-174,328

	Sub Total		306,866

Green Infra	Trading	Steel, Metal	243,190	56.7%
		Chemical, Strategic Item, Energy	21,857	5.1%
		Others	59,383	13.8%
	Construction	Architecture (Domestic)	31,924	7.4%
		Plant (Domestic)	16,941	3.9%
		Civil Engineering (Domestic)	8,367	2.0%
		Others (Domestic)	1,400	0.3%
		Overseas Construction	11,358	2.6%
		Owned Construction	2,046	0.5%
		Others	2,693	0.6%
	Logistics and etc.	Others	29,813	6.9%
	Gross Sum		428,973	100.0%
	Deduction of Internal Trade		-181,515

	Sub Total		247,458

Green	Gross Sum		36,683	100.0%
Materials and	Deduction of Internal Trade		-7,288

Energy	Sub Total		29,395

Others	Gross Sum		13,470	100.0%
	Deduction of Internal Trade		-12,558

	Sub Total		912

Total Sum			584,631

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B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Segment	Products	2023.3Q	2022	2021
Steel	Hot-rolled Product (HR)	984	1,105	970
	Cold-rolled Product (CR)	1,165	1,293	1,035
Green Infrastructure	Electric Power	215	224	98
Green Materials and Energy	Refractory	1,006	1,022	913
	Lime	147	117	104

Above price movement trend of steel segment in 2022 is based on the price between March 1 to December 31, 2022 (HR and CR price in 3Q 2022 is 1,163 and 1,300 thousand won)

Construction and Logistics and etc. segments of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

The company partially adjusted the price of major steel products in the second quarter, in consideration of the overall steel market, such as the delay in economic recovery due to the continued high-interest rate trend and the production of global steel companies. As the company has a high proportion of long-term contracts, the price adjustment in the second quarter is expected to be reflected in the third quarter sales.

[Green Infrastructure]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power: Korea Gas Corporation cost, etc.

*	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

17

[Green materials and Energy]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

-	Price of refractories is affected by business condition of front industry and raw material cost.

-	Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

-	Raw materials for energy materials are subject to price fluctuations depending on the international supply of mineral resources.

18

4. Major Raw Materials

A. Current Status of Major Raw Materials

						(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	131,025	60.8%	Iron Ore, Coal
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	43,821	20.3%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	40,777	18.9%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	16,332	100.0%	—
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,607	20.5%	—
			Steel Reinforcement	Strengthening Concrete	2,618	20.6%	—
			Cable	Electricity Transfer	146	1.2%	—
			Steel Pile	Foundation of Structure	98	0.8%	—
			Others	Construction of Pipe and Structure etc.	7,239	57.0%	—
	Logistics and etc.	Raw Materials	Others	For other use	7,176	100.0%	—
Green Materials and Energy		Raw Materials	NCM and etc.	Production of cathode materials	30,909	91.5%	—
			Graphite and etc.	Production of anode materials	853	2.5%	—
			Limestone and etc.	Production of Lime	858	2.5%	—
			Others	Production of refractory	1,150	3.4%	—

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

19

B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2023.3Q	2022	2021
Steel		Iron Ore(per ton)	142	143	169
		Coal(per ton)	369	472	257
		Scrap Iron(per ton)	532	605	563
		Nickel(per ton)	29,763	33,147	21,130
Green Infrastructure	Trading	LNG (per ton)	1,507	1,594	702
	Construction	Ready-mixed Concrete (per m3)	85	77	68
		Steel Pile (per m)	165	180	272
		Steel Reinforcement (per kg)	1.0	1.0	1.0
		Cable (per m)	0.9	0.9	1.2
Green Materials and Energy		Refractory (per ton)	358	479	320
		Limestone (per ton)	25	22	19

Green Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

20

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore: Iron ore prices rose 4% quarter-on-quarter to U$106/ton in the third quarter of 2023 due to the demand for inventory stockpiling before the Chinese National Day holiday and expectations of an economic recovery from government stimulus measures.

							(In US Dollars/ Tons)
‘23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
106	102	118	90	94	126	132	96	148	188	158

(2) Coal: While production disruptions of some Australian mining companies led to a drop in supply, raw coal prices rose 9% quarter-on-quarter to U$264/ton in the third quarter of 2023, with continued solid demand from India/Southeast Asia.

							(In US Dollars/ Tons)
‘23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
264	243	344	278	250	446	488	369	264	137	127

(3) Scrap: Iron scrap prices fell 5% quarter-on-quarter to U$385/ton in the third quarter of 2023 due to continued sluggish construction industry and lower demand for iron scrap due to steelmaking production cuts.

							(In US Dollars/ Tons)
‘23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
385	403	438	387	394	531	562	527	500	497	443

(4) Nickel: While demand slumped due to continued austerity measures in major countries, nickel prices fell 9% quarter-on-quarter to U$20,344/ton in the third quarter of 2023 due to increased supply, such as increased LME inventories and increased production of NPIs in Indonesia.

							(In US Dollars/lb, US Dollars/Tons)
‘23.3Q	’23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
9.23	10.12	11.79	11.48	10.01	13.13	11.98	8.99	8.68	7.87	7.97
20,344	22,308	25,983	25,292	22,063	28,940	26,395	19,821	19,125	17,359	17,570

LME: London Metal Exchange

21

[Green Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	No change in price
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Changes in unit price due to decrease in raw material (coil) price
	Steel Reinforcement	SD400 10mm	Decrease the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	The LME market price fluctuates due to a slight decline and a rise in the exchange rate, but it does not have a significant impact on the price fluctuations

[Green Materials and Energy]

(1) Criteria for Calculation

- Refractory and lime: Purchase prices including freight costs

(2) Factors of Price Changes

- Refractory raw materials: Price fluctuations and compositional costs of raw materials in China

- Limestone: Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

- Energy materials: Price trends are not disclosed considering concerns about information leakage

22

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Thousands of Tons)
Business Area	Products	2023.3Q	2022	2021
Steel	Crude Steel	30,426	40,680	40,680

*	The steel production above includes POSCO’s performance before the spin-off (January to February).

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2023.3Q	2022	2021
Steel	Galvanized / Color- coated Steel	Pohang	718	960	960
		Myanmar	52	70	70

Total			770	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2023.3Q	2022	2021
Raw materials for steel production	Ingot and etc.	31,683	39,058	38,080

[Green Infrastructure]

∎ POSCO ENERGY

			(Electric Power: MW/year)
Business Area	Products		2023.3Q	2022	2021
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO FUTURE M

				(Thousands of Tons)
Business Area	Products	Place of Business	2023.3Q	2022	2021
Refractory	Brick and etc.	Pohang	87,180	116,560	113,000
LIME	Quicklime	Pohang	819,000	1,095,000	1,095,000
		Gwangyang	819,000	1,095,000	1,095,000

Total			1,725,180	2,306,560	2,303,000

*	In the case of the energy materials sector, detailed notation was omitted in consideration of technology and information leakage concerns.

23

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2023.3Q	2022	2021
Crude Steel		29,891	37,928	42,964
Products	Hot-Rolled Steel	8,534	9,268	9,243
	Plate	4,841	5,857	6,832
	Wire Rod	1,774	1,988	2,688
	Pickled-Oiled Steel	2,101	2,847	2,880
	Cold-Rolled Products	4,827	7,623	7,898
	Coated Steel	5,443	6,708	7,446
	Electrical Steel	619	1,005	1,032
	Stainless Steel	2,486	3,400	4,099
	Others	1,308	3,261	3,106

	Total	31,933	41,957	45,224

The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.
POSCO’s production result includes production of POSCO HOLDINGS before the spin-off date (March 1, 2022), and production of POSCO after the spin-off date.

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	30,426	26,662	87.6%
	PT.KRAKATAU POSCO	2,270	2,273	100.1%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	825	647	78.4%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	413	309	75.0%

	Total	33,934	29,891	88.1%

[Green Infrastructure]

Since it is difficult to measure production result and operating rates of Green Infrastructure (Construction), and Green Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

24

∎ POSCO INTERNATIONAL

(1) Production Result

		(Gwh)
Business Area	Products	2022.3Q	2022	2021
Power Generation	Electric Power	8,455	11,189	13,493

(2) Capacity Utilization Rate

		(Hour, %)
Business Area	Products	2023.3Q Capacity	2023.3Q Production	Utilization Rate
Power Generation	Incheon Power Plant	6,552	3,704	56.6%

[Green Materials and Energy]

∎ POSCO FUTURE M

(1) Production Result

				(Tons)
Business Area	Products	Place of Business	2023.3Q	2022	2021
Refractory	Brick and etc.	Pohang	59,381	81,094	83,884
LIME	Quicklime	Pohang	846,494	1,043,109	1,151,419
		Gwangyang	925,477	1,176,611	1,295,720

Total			1,831,352	2,300,814	2,531,023

Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (2023.3Q)

			(Tons,%)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	87,180	59,381	68
Quicklime Factory (Pohang)	819,000	846,494	103
Quicklime Factory (Gwangyang)	819,000	925,477	113

Total	1,725,180	1,831,352	—

Coke oven gas (COG) facility is a simple consignment operation for POSCO facilities, so production performance is omitted
In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

25

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,814,272	84,032	-5,989	—	1,892,315
Green Infrastructure	Trading	185,495	289,918	—	—	475,413
	Construction	382,586	1,693	—	—	384,279
	Logistics and etc.	399,389	—	-290,779	—	108,610
Green Materials and Energy		200,438	87,043	—	—	287,481
Others		120,985	54,835	—	—	175,820

[Buildings]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,081,547	240,770	-76,417	-228,007	3,017,893
Green Infrastructure	Trading	486,865	385,869	-278,024	-14,159	580,551
	Construction	75,728	10,021	-204	-2,257	83,288
	Logistics and etc.	187,725	2,350	-76,418	-5,874	107,783
Green Materials and Energy		231,104	225,903	-21,624	-11,155	424,228
Others		111,925	289	-4,896	-1,406	105,912

[Structures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,515,379	155,060	-39,923	-190,626	2,439,890
Green Infrastructure	Trading	62,033	1,165,465	-736,243	-17,895	473,360
	Construction	26,888	25,508	-3,530	-1,366	47,500
	Logistics and etc.	531,573	330	-419,274	-7,019	105,610
Green Materials and Energy		20,865	22,394	-57	-1,724	41,478
Others		6,189	4,011	-2,059	-136	8,005

[Machinery and Equipments]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,230,273	1,639,209	-597,698	-1,691,688	13,580,096
Green Infrastructure	Trading	392,562	2,907,839	-1,976,755	-111,632	1,212,014
	Construction	7,321	957	-369	-1,269	6,640
	Logistics and etc.	1,150,735	3,056	-833,498	-35,235	285,058
Green Materials and Energy		629,658	604,198	-26,564	-70,943	1,136,349
Others		12,281	—	-10,681	-714	886

26

[Vehicles]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		33,443	45,180	-9,414	-13,615	55,594
Green Infrastructure	Trading	8,592	8,492	-1,417	-1,973	13,694
	Construction	4,599	4,920	-1,957	-1,121	6,441
	Logistics and etc.	863	426	-139	-171	979
Green Materials and Energy		4,620	6,675	-711	-2,266	8,318
Others		14	—	-1	-5	8

[Tools and Fixtures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		55,774	49,500	-20,629	-20,704	63,941
Green Infrastructure	Trading	25,494	17,060	-7,544	-10,271	24,739
	Construction	1,148	492	-140	-416	1,084
	Logistics and etc.	2,026	3,113	-1,290	-708	3,141
Green Materials and Energy		6,488	29,009	-126	-7,352	28,019
Others		31	1	—	—	32

[Equipment]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		101,743	48,986	-23,199	-26,354	101,176
Green Infrastructure	Trading	27,791	24,396	-16,183	-7,816	28,188
	Construction	8,329	4,412	-2,641	-2,304	7,796
	Logistics and etc.	13,197	5,077	-2,664	-1,995	13,615
Green Materials and Energy		8,872	4,823	-67	-2,868	10,760
Others		13,413	1,087	-98	-1,003	13,399

27

[Financial Lease Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		508,323	47,644	-269,219	-33,641	253,107
Green Infrastructure	Trading	250,884	276,488	-92,691	-39,059	395,622
	Construction	50,171	86,038	-63,222	-29,375	43,612
	Logistics and etc.	34,406	184,539	-3,255	-5,292	210,398
Green Materials and Energy		54,708	65,641	-7,834	-16,657	95,858
Others		22,706	871	-133	-1,932	21,512

[Biological Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Green Infrastructure	Trading	141,720	10,507	—	-7,217	145,010
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Green Materials and Energy		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,780,285	2,446,802	-1,149,448	—	3,077,639
Green Infrastructure	Trading	129,279	211,918	-60,509	—	280,688
	Construction	21,292	49,534	-31,615	—	39,211
	Logistics and etc.	88,692	67,788	-60,879	—	95,601
Green Materials and Energy		1,487,942	1,756,548	-977,681	—	2,266,809
Others		30,535	16,781	-7,657	—	39,659

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

28

[Steel]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	7,355	1,733
		February 2023 ~December 2025	G) Establishment of Electric arc furnace	6,420	240	6,180
		February 2020 ~ August 2025	P) Establishment of #6 Coke plant	12,706	10,426	2,280
	Maintenance/ Improvement	October 2020 ~ March 2026	G,P) The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	24,953	6,238	18,715
		August 2021 ~ September 2029	P) Improvement of #2 Hot strip mill furnace	3,084	168	2,916

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Green Infrastructure (Trading / Logistics and etc.)]

					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO International	Expansion/ Establishment	January 2021- ~June 2024	Gwangyang LNG #6 Tank	1,437	924	513
NEH	Expansion/ Establishment	May 2022 ~July 2026	Gwangyang LNG terminal	8,668	694	7,974

29

[Green Materials and Energy]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Future M	Expansion/ Establishment	March 2023~January 2025	The 2-1 stage of cathode material factory in Pohang	3,920	164	3,756
		March 2020~June 2025	Establishment of new Artificial Graphite Anode material line in Pohang	3,458	1,774	1,684
		July 2022~February 2025	#2 precursor factory in Gwangyang	3,262	926	2,336
		December 2021~May 2024	#1 cathode material factory in Pohang	3,215	2,659	556
		August 2020~September 2023	The 3rd stage of cathode material factory in Gwangyang	2,895	2,673	222
		November 2020~August 2023	The 4th stage of cathode material factory in Gwangyang	2,758	2,658	100
		November 2019~June 2023	The 2-2 stage of Natural Graphite anode material factory in Sejong	2,711	2,686	25
		July 2023~October 2025	The 5th stage of cathode material factory in Gwangyang	6,834	—	6,834
		April 2023~August 2025	The 2nd stage of production line up expansion in #2 cathode material factory	6,148	104	6,044
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Expansion/ Establishment	August 2021~June 2025	The 2nd stage of cathode material factory	1,769	1,081	688
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	May 2022~March 2025	The 1st stage of cathode material factory in Canada	3,512	2,604	908
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	June 2023~May 2027	The 2nd stage of cathode material factory in Canada	10,005	682	9,323
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establishment	April 2021~February 2024	Construction of hard rock lithium commercialization plant	9,188	6,487	2,701
POSCO ARGENTINA	Expansion/ Establishment	January 2022~June 2025	Brine lithium commercialization plant stage 1 and stage 2	26,272	7,092	19,179
POSCO LITHIUM SOLUTION	Expansion/ Establishment	December 2022~June 2025	Brine lithium commercialization plant stage 2 (downstream)	5,751	732	5,019

Ongoing investments over KRW 100 billion as of June 30, 2023 are listed on the table.
Investments in China and Canada are based on the payment of POSCO Future M’s capital.

30

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2023.3Q	2022	2021
Domestic	Hot-Rolled Products	44,710	68,784	70,117
	Cold-Rolled Products	40,419	55,997	54,864
	Stainless Steel	23,621	42,481	35,722
	Others	76,632	110,202	94,737
Overseas	Hot-Rolled Products	57,407	66,871	55,180
	Cold-Rolled Products	106,790	162,588	144,421
	Stainless Steel	59,082	92,279	86,712
	Others	68,983	107,294	93,736
Total	Gross Sum	481,194	706,496	635,489
	Internal Transaction	-174,328	-261,026	-224,555

	Total	306,866	445,470	410,934

[Green Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2023.3Q	2022	2021
Trading	Domestic Trading	Merchandise	42,110	65,401	63,137
		Product	30,101	9,825	8,757
		Others	991	647	1,174
	Overseas Trading	Merchandise	90,655	137,635	137,741
		Product	2,158	1,058	1,223
		Others	33	10	207
	Trades among the 3 countries		160,169	281,321	240,665
Construction	Domestic Construction	Building	31,924	35,061	35,633
		Plant	16,941	15,706	13,272
		Civil Engineering	8,367	9,321	6,771
		Others	1,400	1,823	1,763
	Overseas		11,358	15,938	8,097
	Own Construction		4,739	11,006	8,589

31

Logistics and etc.	Others	29,813	74,256	29,145
Total	Gross Sum	428,973	659,008	556,174
	Deduction of Internal Transaction	-181,515	-282,787	-220,938

	Total	247,458	376,221	335,236

[Green Materials and Energy]

	(In hundred millions of KRW)
Items	2023.3Q	2022	2021
Gross Sum	36,683	33,888	20,892
Deduction of Internal Transaction	-7,288	-9,370	-8,472

Total	29,395	24,518	12,420

[Others]

	(In hundred millions of KRW)
Items	2023.3Q	2022	2021
Gross Sum	13,470	11,695	17,842
Deduction of Internal Transaction	-12,558	-10,402	-13,109

Total	912	1,293	4,733

Domestic and overseas categorized by the sales area.
Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Green Infrastructure (Logistics and etc. segment).

32

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of September amounted to KRW 260,958 million, while the valuation losses amounted to KRW 2,363 million, and transaction gains amounted KRW20,754 million while transaction losses amounted to KRW 11,034 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of September amounted to KRW 63,932 million. The transaction losses for the existing maturity date currency forward derivatives that we’ve subscribed to were KRW 8,851 million.

33

8. Significant Contracts

[Major management contracts]

•	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1320 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: August 18, 2023 ~ September 25, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

•	Sales contract of CSP shares

(1) Contract Counterparty: ArcelorMittal Brazil

(2) Purpose: Improving asset efficiency through the sales of non-core assets with no management right

(3) Contract period: July 28, 2022 (transaction completed on March 10, 2023)

(4) Transaction amount: and payment method

ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

* POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

•	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1377 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: November 18, 2022 ~ March 31, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

34

[Green Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date : September 22, 2020 (Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : Production and Development of land gas field in eastern Australia

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

-  POSCO International : 50.1%

-  Hancock Energy (Australia) : 49.9%

  POSCO International disclosure date : March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1) Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date) : August 12, 2022

4) Date of General Shareholders Meeting for merger approval : November 4, 2022

4) Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5) Record date of merger : January 1, 2023

6) Scheduled date of merger registration : January 2, 2023

  POSCO International disclosure date : January 2, 2023

35

[Green Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : KRW 2,945 million

5) Information : Transfer of all logistics tasks such as arranging logistics and performing related services

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Solution Group
	POSCO M-TECH	Al Analysis Center
Automation R&D Center
Green Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO Eco & Challenge	R&D Center
	POSCO A&C	Smart Housing Business Department
	POSCO DX	R&D Center
Green Materials and Energy	POSCO Future M	R&D Center
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	New Experience of Technology Hub
AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

36

B. R&D Expenses in 2023.3Q

						(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	20,687	1,427	3,023	11,194	28,851	56,098	121,280
Manufacturing Cost	239,321	405	282	—	40	—	240,048
R&D Cost (Intangible Assets)	49,884	1,247	15,904	4,907	4,815	1,529	78,286
Total*	309,892	3,079	19,209	16,101	33,706	57,627	439,614
Government Subsidy	—		344	—	—	—	344
R&D/Sales Ratio (%)	1.01%	0.02%	0.31%	4.76%	1.15%	63.25%	0.75%

*	Total includes government subsidy.

37

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2023.3Q	2022	2021
	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	48,609,034	47,649,466	46,621,631
Cash and cash equivalents	7,146,999	8,053,108	4,775,166
Other receivables, net	1,891,699	2,112,697	2,104,609
Other short-term financial assets	12,833,434	10,909,920	13,447,717
Trade accounts and notes receivable, net	11,453,126	9,769,553	10,061,982
Inventories	14,154,318	15,472,417	15,215,098
Other current assets	1,129,458	1,331,771	1,017,059
[Total non-current assets]	54,362,242	50,757,315	44,849,983
Other receivables, net	1,592,313	1,520,331	1,415,143
Other long-term financial assets	2,777,866	2,332,538	2,119,674
Investments in associates and joint ventures	5,242,164	4,996,551	4,514,647
Property, plant and equipment, net	34,326,109	31,781,196	29,596,698
Intangible assets, net	4,880,790	4,838,451	4,166,309
Other non-current assets	5,543,000	5,288,248	3,037,512
Total assets	102,971,276	98,406,781	91,471,614
[Total current liabilities]	22,060,417	23,188,190	21,083,623
[Total non-current liabilities]	20,582,212	16,961,190	15,583,048

38

Total liabilities	42,642,629	40,149,380	36,666,671
[Equity attributable to owners of the controlling company]	54,707,167	52,512,116	50,427,355
Share capital	482,403	482,403	482,403
Capital surplus	1,619,145	1,400,832	1,387,960
Hybrid bonds	0	—	199,384
Retained earnings	54,334,034	52,965,180	51,532,888
Other equity attributable to owners of the controlling company	-1,728,415	-2,336,299	-3,175,280
[Non-controlling Interests]	5,621,480	5,745,285	4,377,588
Total equity	60,328,647	58,257,401	54,804,943

	From January 1, 2023 to September 30, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	58,463,080	84,750,204	76,332,345
Operating profit	3,227,148	4,850,053	9,238,089
Profit	2,166,772	3,560,484	7,195,890
[Profit attributable to owners of the controlling company]	1,904,353	3,144,087	6,617,239
[Profit attributable to non-controlling interests]	262,419	416,397	578,651
Total comprehensive Income	2,893,131	3,794,358	8,013,489
[Total comprehensive income attributable to owners of the controlling company]	2,569,048	3,380,649	7,384,572
[Total comprehensive income attributable to non-controlling interests]	324,083	413,709	628,917

39

Earnings per share(KRW)	25,101	41,456	87,330
Number of Consolidated Companies	189	181	170

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2023.3Q	2022	2021
	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	4,957,066	4,308,290	25,918,880
Cash and Cash equivalents	620,852	1,415,201	2,042,274
Trade accounts and notes receivable, net	199,153	128,991	6,017,508
Other receivables, net	48,047	40,288	545,341
Other short-term financial assets	4,060,761	2,515,375	9,605,522
Inventories	—	—	7,623,202
Other current assets	28,253	208,435	85,033
[Total non-current assets]	47,180,102	46,840,829	38,323,879
Other receivables, net	235,694	209,057	274,253
Other long-term financial assets	1,316,159	1,062,530	1,326,565
Investments in Subsidiaries, associates, and joint ventures	45,180,651	45,187,628	16,002,640
Property, plant and equipment, net	138,892	145,006	19,772,299
Intangible assets, net	17,709	15,902	551,410
Other non-current assets	290,997	220,706	396,712
Total assets	52,137,168	51,149,119	64,242,759

40

Account	2023.3Q	2022	2021
[Total current liabilities]	1,976,339	118,993	7,868,269
[Total non-current Liabilities]	2,446,182	3,858,263	7,339,065
Total liabilities	4,422,521	3,977,256	15,207,334
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,368,060	1,360,894	1,339,289
[Hybrid bonds]	—	—	199,384
[Retained earnings]	47,764,108	47,409,675	49,734,492
[Other equity]	-1,899,924	-2,081,109	-2,720,143
Total equity	47,714,647	47,171,863	49,035,425

	From January 1, 2023 to September 30, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	1,268,513	8,589,819	39,920,201
Operating profit	1,035,668	1,674,893	6,649,600
Profit	885,431	-467,852	5,181,227
Earnings per share(KRW)	11,671	-6,185	68,360

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

41

POSCO HOLDINGS INC.

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2023

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2023, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2023, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

November 14, 2023

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	21	~~W~~	7,146,999	8,053,108
Trade accounts and notes receivable, net	4,21,26,27,34		11,453,126	9,769,553
Other receivables, net	5,21,34		1,891,699	2,112,697
Other short-term financial assets	6,21		12,833,434	10,909,920
Inventories	7		14,154,318	15,472,417
Current income tax assets			83,709	243,829
Assets held for sale	8		—	12,003
Other current assets	14		1,045,749	1,075,939

Total current assets			48,609,034	47,649,466

Long-term trade accounts and notes receivable, net	4,21		46,749	24,033
Other receivables, net	5,21		1,592,313	1,520,331
Other long-term financial assets	6,21		2,777,866	2,332,538
Investments in associates and joint ventures	9		5,242,164	4,996,551
Investment property, net	11		1,617,376	1,074,031
Property, plant and equipment, net	12		34,326,109	31,781,195
Intangible assets, net	13		4,880,790	4,838,451
Defined benefit assets, net	19		425,868	520,659
Deferred tax assets			3,300,173	3,502,152
Other non-current assets	14		152,834	167,374

Total non-current assets			54,362,242	50,757,315

Total assets		~~W~~	102,971,276	98,406,781

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		December 31, 2022
Liabilities
Trade accounts and notes payable	21,34	~~W~~	5,295,207	5,520,807
Short-term borrowings and current installments of long-term borrowings	4,15,21		12,086,430	11,915,994
Other payables	16,21,34		2,507,709	2,865,868
Other short-term financial liabilities	17,21		51,605	106,527
Current income tax liabilities			313,918	502,685
Liabilities directly associated with the assets held for sale	8		—	5
Provisions	18,35		409,867	515,988
Other current liabilities	20,26,27		1,395,681	1,760,316

Total current liabilities			22,060,417	23,188,190

Long-term trade accounts and notes payable	21		—	15
Long-term borrowings, excluding current installments	15,21		15,841,953	12,389,667
Other payables	16,21		907,829	790,402
Other long-term financial liabilities	17,21		96,774	87,052
Defined benefit liabilities, net	19		55,322	37,707
Deferred tax liabilities			2,995,126	2,924,552
Long-term provisions	18,35		568,249	579,918
Other non-current liabilities	20,26		116,959	151,877

Total non-current liabilities			20,582,212	16,961,190

Total liabilities			42,642,629	40,149,380

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,619,145	1,400,832
Reserves	24		158,029	(443,990)
Treasury shares	25		(1,886,444)	(1,892,308)
Retained earnings			54,334,034	52,965,179

Equity attributable to owners of the controlling company			54,707,167	52,512,116
Non-controlling interests	23		5,621,480	5,745,285

Total equity			60,328,647	58,257,401

Total liabilities and equity		~~W~~	102,971,276	98,406,781

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

		For the three-month period ended September 30			For the nine-month period ended September 30
(in millions of Won, except per share information)	Notes	2023		2022	2023	2022
Revenue	26,27,34,37	~~W~~	18,960,831	21,154,535	58,463,080	65,502,659
Cost of sales	7,27,31,34		(17,049,781)	(19,546,575)	(53,144,751)	(58,232,794)

Gross profit			1,911,050	1,607,960	5,318,329	7,269,865
Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			1,013	4,882	(10,087)	(160)
Other administrative expenses	28		(661,518)	(625,981)	(1,906,913)	(1,794,932)
Selling expenses	28		(54,329)	(67,324)	(174,181)	(199,352)

Operating profit			1,196,216	919,537	3,227,148	5,275,421
Share of profit (loss) of equity-accounted investees, net	9		101,216	(13,050)	282,931	428,663
Finance income and costs	21,29
Finance income			578,348	2,149,392	3,239,157	4,588,113
Finance costs			(993,392)	(2,145,375)	(3,704,869)	(4,678,487)
Other non-operating income and expenses	34
Impairment loss on other receivables			(6,463)	(6,093)	(17,057)	(5,105)
Other non-operating income	30		33,558	24,182	345,953	320,910
Other non-operating expenses	30,31		(78,367)	(301,371)	(510,993)	(500,751)

Profit before income tax	37		831,116	627,222	2,862,270	5,428,764
Income tax expense	32,37		(280,614)	(35,584)	(695,498)	(1,131,300)

Profit			550,502	591,638	2,166,772	4,297,464
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(11,946)	5	(10,199)	4,291
Foreign currency translation differences			18,846	100,923	56,927	130,699
Remeasurements of defined benefit plans	19		10,828	15,348	(6,338)	(24,606)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		62,306	109,960	212,172	(14,729)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			49,535	370,730	261,809	584,531
Foreign currency translation differences			36,059	518,818	214,529	863,736
Gains or losses on valuation of derivatives	21		(1,361)	2,568	(2,541)	2,300

Other comprehensive income, net of tax			164,267	1,118,352	726,359	1,546,222

Total comprehensive income		~~W~~	714,769	1,709,990	2,893,131	5,843,686

Profit attributable to:
Owners of the controlling company		~~W~~	488,201	509,914	1,904,353	3,809,956
Non-controlling interests			62,301	81,724	262,419	487,508

Profit		~~W~~	550,502	591,638	2,166,772	4,297,464

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	626,868	1,496,126	2,569,048	5,160,420
Non-controlling interests			87,901	213,864	324,083	683,266

Total comprehensive income		~~W~~	714,769	1,709,990	2,893,131	5,843,686

Earnings per share (in Won)	33
Basic earnings per share (in Won)		~~W~~	6,434	6,723	25,101	50,247
Diluted earnings per share (in Won)			6,434	6,723	25,101	47,716

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	3,809,956	3,809,956	487,508	4,297,464
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(54,300)	(54,300)	29,694	(24,606)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	554,717	—	—	554,717	34,105	588,822
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	102,216	—	(116,928)	(14,712)	(17)	(14,729)
Foreign currency translation differences, net of tax		—	—	—	863,736	—	—	863,736	130,699	994,435
Gains or losses on valuation of derivatives, net of tax		—	—	—	1,023	—	—	1,023	1,277	2,300

Total comprehensive income		—	—	—	1,521,692	—	3,638,728	5,160,420	683,266	5,843,686

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(81,557)	(459,685)
Interim dividends		—	—	—	—	—	(606,794)	(606,794)	—	(606,794)
Changes in subsidiaries		—	—	—	—	—	—	—	422,994	422,994
Changes in ownership interest in subsidiaries		—	(8,073)	—	—	—	—	(8,073)	149,822	141,749
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(10,850)	(12,337)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004	—	58,004
Retirement of treasury shares		—	—	—	—	567,473	(567,473)	—	—	—
Others		—	(440)	—	—	—	1,975	1,535	(1,407)	128

Total transactions with owners of the controlling company		—	978	(199,384)	—	615,986	(1,551,907)	(1,134,327)	678,386	(455,941)

Balance as of September 30, 2022	~~W~~	482,403	1,388,938	—	854,707	(1,892,308)	53,619,708	54,453,448	5,739,240	60,192,688

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non- controlling interests	Total
	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	1,904,353	1,904,353	262,419	2,166,772
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(2,978)	(2,978)	(3,360)	(6,338)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	242,802	—	—	242,802	8,808	251,610
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	211,817	—	355	212,172	—	212,172
Foreign currency translation differences, net of tax		—	—	214,529	—	—	214,529	56,927	271,456
Gains or losses on valuation of derivatives, net of tax		—	—	(1,830)	—	—	(1,830)	(711)	(2,541)

Total comprehensive income		—	—	667,318	—	1,901,730	2,569,048	324,083	2,893,131

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(94,287)	(245,985)
Interim dividends		—	—	—	—	(379,381)	(379,381)	—	(379,381)
Changes in ownership interest in subsidiaries		—	212,033	—	—	—	212,033	(9,933)	202,100
Interest of hybrid bonds		—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	(339,408)	(339,408)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947	—	9,947
Share based payments		—	3,084	—	—	—	3,084	—	3,084
Others		—	(887)	(65,299)	—	(1,796)	(67,982)	4,665	(63,317)

Total transactions with owners of the controlling company		—	218,313	(65,299)	5,864	(532,875)	(373,997)	(447,888)	(821,885)

Balance as of September 30, 2023	~~W~~	482,403	1,619,145	158,029	(1,886,444)	54,334,034	54,707,167	5,621,480	60,328,647

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		September 30, 2022
Cash flows from operating activities
Profit		~~W~~	2,166,772	4,297,464
Adjustments for:
Depreciation			2,502,740	2,368,731
Amortization			369,038	356,011
Finance income			(1,724,525)	(2,522,702)
Finance costs			2,186,124	2,548,610
Income tax expense			695,498	1,131,300
Impairment loss on property, plant and equipment			152,469	131,966
Gain on disposal of property, plant and equipment			(5,747)	(16,873)
Loss on disposal of property, plant and equipment			90,104	80,483
Impairment loss on goodwill and other intangible assets			4,792	261
Gain on disposal of investments in subsidiaries, associates and joint ventures			(196,562)	(12,273)
Loss on disposal of investments in subsidiaries, associates and joint ventures			8,776	18
Share of profit of equity-accounted investees			(282,931)	(428,663)
Gain on disposal of assets held for sale			—	(55,124)
Loss on disposal of assets held for sale			103,366	3,968
Expenses related to post-employment benefit			150,464	168,748
Impairment loss on trade and other receivables			27,144	5,265
Loss on valuation of inventories			102,855	272,724
Increase to provisions			63,234	150,324
Gain on insurance claim			(4,391)	—
Others, net			(31,955)	21,624

			4,210,493	4,204,398

Changes in operating assets and liabilities	36		(1,695,289)	(3,314,450)
Interest received			316,526	294,212
Interest paid			(804,486)	(379,448)
Dividends received			484,552	501,229
Income taxes paid			(398,969)	(2,580,738)

Net cash provided by operating activities		~~W~~	4,279,599	3,022,667

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		September 30, 2022
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(37,117,290)	(55,565,108)
Proceeds from disposal of short-term financial instruments			35,902,804	55,639,967
Increase in loans			(536,420)	(593,352)
Collection of loans			706,250	836,825
Acquisitions of securities			(328,351)	(400,743)
Proceeds from disposal of securities			153,581	82,011
Acquisitions of long-term financial instruments			(4,029)	(16,813)
Acquisitions of investment in associates and joint ventures			(386,572)	(493,649)
Proceeds from disposal of investment in associates and joint ventures			13,646	27,227
Acquisitions of investment property			(56,018)	(1,122)
Proceeds from disposal of investment property			520	2,250
Acquisitions of property, plant and equipment			(4,545,134)	(2,735,137)
Proceeds from disposal of property, plant and equipment			(15,187)	(17,917)
Acquisitions of intangible assets			(269,671)	(369,695)
Proceeds from disposal of intangible assets			27,722	2,993
Proceeds from disposal of assets held for sale			1,446	116,701
Collection of lease receivables			38,930	43,826
Cash outflow from business combination, net of cash acquired			(150,201)	(901,207)
Cash inflow from insurance claim			4,391	—
Others, net			(7,331)	4,694

Net cash used in investing activities			(6,566,914)	(4,338,249)

Cash flows from financing activities
Proceeds from borrowings			7,433,578	3,834,065
Repayment of borrowings			(4,773,516)	(2,193,610)
Proceeds from (repayment of ) short-term borrowings, net			(548,790)	2,819,827
Capital contribution from non-controlling interests			228,473	576,185
Payment of cash dividends			(624,667)	(1,066,482)
Repayment of hybrid bonds			(340,000)	—
Payment of interest of hybrid bonds			(10,043)	(12,362)
Repayment of lease liabilities			(154,912)	(228,535)
Others, net			83,229	(51,292)

Net cash provided by financing activities			1,293,352	3,677,796

Effect of exchange rate fluctuation on cash held			87,680	357,937

Net increase (decrease) in cash and cash equivalents			(906,283)	2,720,151
Cash and cash equivalents at beginning of the period	8		8,053,282	4,775,720

Cash and cash equivalents at end of the period		~~W~~	7,146,999	7,495,871

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2023

(Unaudited)

1. General Information

General information about POSCO HOLDINGS INC., its 52 domestic subsidiaries including POSCO, 136 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 120 associates and joint ventures are as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of September 30, 2023, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries acquired or newly established during the nine-month period ended September 30, 2023, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
QSONE Co., Ltd.	March 2023	100.00	Reclassification from associate
POSCO PS Tech	April 2023	100.00	New establishment
POSCO PR Tech	April 2023	100.00	New establishment
POSCO PH Solution	April 2023	100.00	New establishment
POSCO GYS Tech	April 2023	100.00	New establishment
POSCO GYR Tech	April 2023	100.00	New establishment
POSCO GY Solution	April 2023	100.00	New establishment
PT AGPA REFINERY COMPLEX	May 2023	100.00	New establishment
Port Hedland Green Steel Pty Ltd	June 2023	100.00	New establishment
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	July 2023	100.00	New establishment
PCC Facilities Component Fund	July 2023	60.00	New establishment
PT POSCO INTERNATIONAL ENP INDONESIA	September 2023	100.00	New establishment

(c)	Subsidiaries for which the Company lost control during the nine-month period ended September 30, 2023 are as follows:

Company	Date of exclusion	Reason
POSCO ENERGY CO., LTD.	January 2023	Merged into POSCO INTERNATIONAL Corporation(*1)
POS-CD PTY LTD	January 2023	Liquidation
POSCO ICT BRASIL	August 2023	Divestiture
PGSF, L.P.	September 2023	Liquidation

(*1)	As a result of the merger transaction, the ownership of the Company in POSCO INTERNATIONAL Corporation increased from 62.92% to 73.21%.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2022. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2022.

Changes in accounting policies

Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2023 described below, the accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

From January 1, 2023, the Company has applied the amendments related to deferred tax arising from assets and liabilities in a single transaction under K-IFRS No. 1012 “Income Tax”. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The Company recognized deferred tax assets for lease liabilities and deferred tax liabilities for right-of-use assets, respectively, and there is no impact on the statement of financial position as the requirements for offsetting are met in accordance with K-IFRS No. 1012 “Income Tax”.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information is defined as information that is expected to influence the decision-making of primary users of financial statements considering with other information included in the financial statements, and is required to be disclosed. The Company plans to disclose material accounting policies in the annual financial statements for the year ending December 31, 2023.

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The amendments did not have any impact on the consolidated financial statements.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	K-IFRS No. 1012 “Income Tax” – Global Minimum Top – Up Tax

The International Accounting Standards Board (IASB) issued amendments to IAS 12 “Income Tax” on May 23, 2023 that provided a temporary mandatory exception from accounting for deferred tax arising from legislation implementing the Pillar Two taxes and new disclosure requirements in the annual financial statements. The Korea Accounting Standards Board (KASB) is currently preparing an amendment to K-IFRS No. 1012 “Income Tax”. In 2022, the corporate income tax law in the Republic of Korea was amended to reflect the global minimum top-up tax of the Pillar Two Model Rules and will be effective for fiscal years starting on or after January 1, 2024. However, as of September 30, 2023, the enforcement decree of the related law has not yet been enacted. Therefore, it is determined that the related law has not been substantively enacted due to the insufficient legislation to calculate the global minimum top-up tax.

The Company is closely monitoring developments related to the implementation of the international tax reforms introducing the global minimum top-up tax. However, since none of the jurisdictions in which the Company operates has enacted or substantively enacted the tax legislation related to the top-up tax at the date when the accompanying interim financial statements were authorized for issue, there is no impact on the Company’s condensed interim financial statements. In light of the exception from the deferred tax accounting, the Company’s management is focusing its assessment on the potential current tax impacts of the top-up tax. Once changes to the tax laws in any jurisdiction in which the Company operates are enacted or substantively enacted, the Company may be subject to the top-up tax.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Trade accounts and notes receivable	~~W~~	9,929,378	8,696,067
Due from customers for contract work		1,841,003	1,407,278
Less: Allowance for doubtful accounts		(317,255)	(333,792)

	~~W~~	11,453,126	9,769,553

Non-current
Trade accounts and notes receivable	~~W~~	99,345	68,342
Less: Allowance for doubtful accounts		(52,596)	(44,309)

	~~W~~	46,749	24,033

The Company sold trade accounts and notes receivable with recourse to financial institutions. This transaction has a right of recourse because the Company has an obligation to pay the amount to financial institutions if the relevant receivables are not collected at maturity, so the transaction was recognized as secured borrowings. As of September 30, 2023, and December 31, 2022, the carrying amounts of such secured borrowings are ~~W~~155,376 million and ~~W~~215,133 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Short-term loans	~~W~~	244,743	278,346
Other accounts receivable		1,314,687	1,381,804
Accrued income		314,635	334,741
Deposits		61,417	131,468
Others		22,817	23,201
Lease receivables		32,284	46,764
Less: Allowance for doubtful accounts		(98,884)	(83,627)

	~~W~~	1,891,699	2,112,697

Non-current
Long-term loans	~~W~~	1,141,871	1,082,139
Other accounts receivable		211,503	237,161
Accrued income		118,093	121,783
Deposits		297,090	292,722
Lease receivables		88,185	55,312
Less: Allowance for doubtful accounts		(264,429)	(268,786)

	~~W~~	1,592,313	1,520,331

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Derivatives assets	~~W~~	216,592	223,771
Debt securities		261,319	121,122
Deposit instruments(*1)		5,365,679	2,558,946
Short-term financial instruments(*1)		6,989,844	8,006,081

	~~W~~	12,833,434	10,909,920

Non-current
Derivatives assets	~~W~~	252,063	136,224
Equity securities(*2)		1,795,571	1,462,088
Debt securities		85,056	78,901
Other securities(*2)		619,847	632,469
Deposit instruments(*1)		25,329	22,856

	~~W~~	2,777,866	2,332,538

(*1)

As of September 30, 2023 and December 31, 2022, financial instruments amounting to ~~W~~103,681 million and ~~W~~73,192 million, respectively, are restricted in use for financial arrangements, pledge and others.

(*2)

As of September 30, 2023 and December 31, 2022, ~~W~~183,197 million and ~~W~~153,640 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Finished goods	~~W~~	2,586,597	2,508,370
Merchandise		999,119	1,237,203
Semi-finished goods		3,126,326	3,453,150
Raw materials		3,067,397	4,171,049
Fuel and materials		1,175,290	1,109,100
Construction inventories		311,635	470,790
Materials-in-transit		2,971,941	2,738,439
Others		109,910	100,873

		14,348,215	15,788,974

Less: Allowance for inventories valuation		(193,897)	(316,557)

	~~W~~	14,154,318	15,472,417

The amounts of loss on valuation of inventories recognized in cost of sales during the nine- month period ended September 30, 2023 and the year ended December 31, 2022 were ~~W~~102,855 million and ~~W~~354,956 million, respectively. During the year ended December 31, 2022, ~~W~~95,278 million of damage caused by the flooding of the Naengcheon stream in Pohang was included in loss on valuation of inventories.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Asset
Cash and cash equivalents(*3)	~~W~~	—	174
Account reveivables and other receivables		—	648
Investment in joint ventures(*1)		—	—
Property, plant and equipment(*2)		—	10,552
Others		—	629

	~~W~~	—	12,003

Liability
Others	~~W~~	—	5

(*1)

During the year ended December 31, 2022, the Company decided to dispose of CSP - Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~160,415 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the nine-month period ended September 30, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~103,366 million of loss on disposal of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes ~~W~~102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

(*2)

During the past period, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as assets held for sale for ~~W~~10,305 million. Meanwhile, during the nine-month period ended September 30, 2023, the Company disposed of the assets held for sale for ~~W~~9,684 million and reclassified the remaining amount ~~W~~621 million to property, plant and equipment.

(*3)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023						December 31, 2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(*1)	4,507,138	34.00	~~W~~	429,904	~~W~~	331,568	352,500
SNNC	18,130,000	49.00		90,650		127,595	182,414
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		9,329	9,513
Pocheon-Hwado Highway Corp.(*1)	6,981,975	27.64		34,910		25,371	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	1,181,160	29.53		5,906		14,267	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)(*2)	108,038	17.54		14,000		20,219	20,469
PCC Amberstone Private Equity Fund 1(*2)	7,761,916,670	8.80		7,644		8,908	9,326
Others (50 companies)(*1)						141,087	238,086

						678,344	854,078

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		303,979	290,318
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		253,458	209,594
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		378,060	331,261
FQM Australia Holdings Pty Ltd	186,000,030	24.32		109,568		79,145	98,103
Eureka Moly LLC	—	20.00		240,123		15,465	14,574
AMCI (WA) PTY LTD	49	49.00		209,664		59,795	57,830
NCR LLC	—	22.10		225,646		239,744	187,372
KOREA LNG LTD.	2,400	20.00		135,205		19,716	29,124
Nickel Mining Company SAS	3,234,698	49.00		157,585		93,059	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		109,921	98,933
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		17,246	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,671	8,590
Others (28 companies)(*1)						226,888	231,834

						1,805,147	1,664,828

					~~W~~	2,483,491	2,518,906

(*1)

As of September 30, 2023 and December 31, 2022, investments in associates amounting to ~~W~~650,116 million and ~~W~~628,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of September 30, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023						December 31, 2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)	11,568,000	60.00	~~W~~	115,680	~~W~~	165,311	161,465
Others (6 companies)						7,917	8,845

						173,228	170,310

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,375,064	1,418,022
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		437,207	412,002
KOBRASCO	2,010,719,185	50.00		32,950		95,401	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		119,336	111,219
DMSA/AMSA(*1)	—	3.89		346,880		22,423	23,740
HBIS-POSCO Automotive Steel Co. Ltd	—	50.00		235,251		215,823	216,138
PT NICOLE METAL INDUSTRY(*2)	76,382,353	49.00		292,780		295,294	—
Others (9 companies)						24,897	23,170

						2,585,445	2,307,335

					~~W~~	2,758,673	2,477,645

(*1)	As of September 30, 2023 and December 31, 2022, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

During the nine-month period ended September 30, 2023, the Company acquired 49% shares of PT NICOLE METAL INDUSTRY, for ~~W~~292,780 million and classified the investment as an investment in joint ventures.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2023 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	352,500	—	(7,494)	(13,306)	(132)	331,568
SNNC		182,414	—	—	(54,819)	—	127,595
QSONE Co., Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	(735)	551	9,329
Pocheon-Hwado Highway Corp.		27,165	—	—	(1,794)	—	25,371
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		14,605	—	—	(338)	—	14,267
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		20,469	—	—	(250)	—	20,219
PCC Amberstone Private Equity Fund 1		9,326	—	(469)	288	(237)	8,908
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		161,465	—	—	3,846	—	165,311
Others (56 companies)		160,553	7,475	(2,403)	1,415	(18,036)	149,004

		1,024,388	7,475	(10,366)	(65,448)	(104,477)	851,572

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(40,971)	36,761	17,871	303,979
AES-VCM Mong Duong Power Company Limited		209,594	—	(11,876)	31,205	24,535	253,458
9404-5515 Quebec Inc.		331,261	—	(3,202)	16,983	33,018	378,060
FQM Australia Holdings Pty Ltd		98,103	—	—	(31,930)	12,972	79,145
Eureka Moly LLC		14,574	—	—	—	891	15,465
AMCI (WA) PTY LTD		57,830	—	—	451	1,514	59,795
NCR LLC		187,372	44,111	—	(4,448)	12,709	239,744
KOREA LNG LTD.		29,124	—	(16,417)	16,372	(9,363)	19,716
Nickel Mining Company SAS		90,636	—	—	(2,967)	5,390	93,059
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(5,833)	1,181	109,921
PT. Wampu Electric Power		16,659	—	(593)	479	701	17,246
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	(119)	200	8,671
Roy Hill Holdings Pty Ltd		1,418,022	—	(257,174)	201,308	12,908	1,375,064
POSCO-NPS Niobium LLC		412,002	—	(29,016)	28,505	25,716	437,207
KOBRASCO		103,044	—	(36,471)	16,029	12,799	95,401
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	—	5,875	2,242	119,336
DMSA/AMSA		23,740	—	—	(2,679)	1,362	22,423
HBIS-POSCO Automotive Steel Co. Ltd		216,138	—	—	(3,728)	3,413	215,823
PT NICOLE METAL INDUSTRY		—	292,780	—	15	2,499	295,294
Others (37 companies)		255,004	—	(49,133)	46,100	(186)	251,785

		3,972,163	352,531	(444,853)	348,379	162,372	4,390,592

	~~W~~	4,996,551	360,006	(455,219)	282,931	57,895	5,242,164

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

(*2)

During the nine-month period ended September 30, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co., Ltd., which was previously classified as an investment in associate. Accordingly, the entity was newly included in consolidated subsidiary due to obtaining control of the entity.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the year ended December 31, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund(*3)	~~W~~	176,136	—	(143,170)	145,822	(178,788)	—
Samcheok Blue Power Co., Ltd.		382,887	—	(9,992)	(19,354)	(1,041)	352,500
SNNC		171,332	—	(5,348)	15,484	946	182,414
QSONE Co., Ltd.		86,058	—	(1,100)	1,420	—	86,378
Chun-cheon Energy Co., Ltd		9,571	—	—	(802)	744	9,513
Western Inland highway CO., LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(4,683)	(2,484)	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		19,191	—	—	(453)	(4,133)	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		19,073	—	—	1,396	—	20,469
PCC Amberstone Private Equity Fund 1		9,251	—	(652)	1,104	(377)	9,326
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		169,838	—	(24,000)	15,604	23	161,465
Others (64 companies)		113,711	45,563	(4,368)	(3,931)	9,578	160,553

		1,239,424	51,082	(188,630)	151,482	(228,970)	1,024,388

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	(14,541)	50,143	16,115	290,318
AES-VCM Mong Duong Power Company Limited		182,639	—	(33,174)	45,382	14,747	209,594
9404-5515 Quebec Inc.(*2)		135,738	172,316	(31,949)	25,195	29,961	331,261
FQM Australia Holdings Pty Ltd		91,052	—	—	166	6,885	98,103
Eureka Moly LLC		13,633	—	—	—	941	14,574
AMCI (WA) PTY LTD		67,972	—	—	(3,964)	(6,178)	57,830
NCR LLC		102,319	82,798	—	(2,338)	4,593	187,372
KOREA LNG LTD.		31,340	—	(21,161)	21,027	(2,082)	29,124
Nickel Mining Company SAS		48,249	—	—	42,169	218	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	82,010	—	(1,302)	(4,544)	98,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	823	2,459	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(220)	(330)	8,590
Roy Hill Holdings Pty Ltd		1,346,712	—	(233,592)	273,084	31,818	1,418,022
POSCO-NPS Niobium LLC		393,793	—	(34,909)	25,884	27,234	412,002
KOBRASCO		68,296	—	(21,287)	48,267	7,768	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	6,527	(2,958)	111,219
DMSA/AMSA		24,144	—	—	(2,108)	1,704	23,740
CSP - Compania Siderurgica do Pecem		52,257	—	—	(90,395)	38,138	—
HBIS-POSCO Automotive Steel Co. Ltd		110,769	126,195	—	(10,515)	(10,311)	216,138
Others (37 companies)		193,200	29,975	(56,527)	96,740	(8,384)	255,004

		3,275,223	493,294	(449,614)	524,778	128,482	3,972,163

	~~W~~	4,514,647	544,376	(638,244)	676,260	(100,488)	4,996,551

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2022.

(*2)

During the year ended December 31, 2022, it was additionally acquired due to the in-kind dividend of EQP POSCO Global NO1 Natural Resources Private Equity Fund, and the Company classified it as other increase or decrease.

(*3)

During the year ended December 31, 2022, dividends were declared prior to liquidation. The Company recognized impairment loss of ~~W~~10,065 million since recoverable amount was less than its carrying amount.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are as follows:

1)	September 30, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	4,134,540	3,555,541	578,999	3,514	(20,041)
SNNC		596,900	337,097	259,803	587,940	(132,836)
Chun-cheon Energy Co., Ltd		616,413	487,278	129,135	459,597	21,484
Pocheon-Hwado Highway Corp.		533,353	412,803	120,550	—	(1,158)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		21,015	3,001	18,014	2,609	(1,143)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		183,835	99,957	83,878	82,316	(1,425)
PCC Amberstone Private Equity Fund 1		105,148	3,879	101,269	8,837	3,280
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		430,057	153,211	276,846	145,408	4,471
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,850,777	636,814	1,213,963	321,930	146,802
AES-VCM Mong Duong Power Company Limited		1,787,398	988,166	799,232	344,352	104,016
9404-5515 Quebec Inc.		1,538,837	805	1,538,032	—	78,704
FQM Australia Holdings Pty Ltd		1,454,824	1,131,802	323,022	343,826	(113,939)
KOREA LNG LTD.		98,721	141	98,580	83,975	81,858
Nickel Mining Company SAS		522,608	272,109	250,499	212,543	(23,077)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		322,969	47,661	275,308	127,226	(14,577)
PT. Wampu Electric Power		215,751	132,580	83,171	14,509	2,395
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		81,542	47,937	33,605	82,304	(357)
Roy Hill Holdings Pty Ltd		10,507,251	2,783,522	7,723,729	5,884,317	1,977,651
POSCO-NPS Niobium LLC		874,210	—	874,210	—	51,593
KOBRASCO		251,556	61,360	190,196	45,196	32,058
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		781,549	331,072	450,477	1,201,123	23,501
DMSA/AMSA		3,260,067	2,683,662	576,405	863,432	(68,875)
HBIS-POSCO Automotive Steel Co. Ltd		771,947	328,791	443,156	218,493	(5,658)
PT NICOLE METAL INDUSTRY		423,454	20,042	403,412	—	31

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	December 31, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	9,471	480	8,991	—	425,366
Samcheok Blue Power Co., Ltd.		3,515,861	2,885,218	630,643	—	(8,447)
SNNC		667,440	274,801	392,639	986,557	10,273
QSONE Co., Ltd.		253,078	80,322	172,756	18,753	2,840
Chun-cheon Energy Co., Ltd		634,842	527,190	107,652	585,610	20,224
Pocheon-Hwado Highway Corp.		366,163	244,455	121,708	—	(1,175)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		24,926	5,769	19,157	17,189	(1,521)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		175,429	90,126	85,303	128,401	7,957
PCC Amberstone Private Equity Fund 1		106,024	—	106,024	13,877	12,546
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		447,604	175,229	272,375	252,246	27,628
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,705,670	546,262	1,159,408	447,696	200,246
AES-VCM Mong Duong Power Company Limited		1,701,272	1,019,227	682,045	417,021	151,022
9404-5515 Quebec Inc.		1,397,061	—	1,397,061	—	182,708
FQM Australia Holdings Pty Ltd		1,458,318	1,131,628	326,690	493,202	(22,768)
KOREA LNG LTD.		145,845	225	145,620	107,295	105,135
Nickel Mining Company SAS		539,318	279,291	260,027	379,922	91,008
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		305,740	57,932	247,808	45,771	(3,176)
PT. Wampu Electric Power		209,815	129,520	80,295	21,760	4,115
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		79,116	45,677	33,439	136,663	(992)
Roy Hill Holdings Pty Ltd		9,859,888	2,152,428	7,707,460	7,706,908	2,542,223
POSCO-NPS Niobium LLC		823,800	—	823,800	—	49,341
KOBRASCO		262,724	57,242	205,482	147,843	96,534
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		663,509	245,499	418,010	1,881,946	26,106
DMSA/AMSA		3,022,659	2,412,377	610,282	1,368,730	(54,212)
CSP - Compania Siderurgica do Pecem		4,422,752	3,678,956	743,796	3,101,132	500,082
HBIS-POSCO Automotive Steel Co. Ltd		712,633	270,668	441,965	473,494	(15,515)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2023 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1,2) Contstruction Work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	36.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction work	Construction	70.00	Korea
Songdo B5 Block office Complex Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	308,523	54,834	473,301	(18)	—	(64,428)	772,212
Buildings		593,505	827	83,739	(304)	(21,322)	17,143	673,588
Structures		1,356	—	—	—	(738)	1,277	1,895
Right-of-use assets		170,647	219	—	(51)	(4,103)	2,969	169,681

	~~W~~	1,074,031	55,880	557,040	(373)	(26,163)	(43,039)	1,617,376

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.
(*2)	Represents increases in investment property due to business combination upon reclassification of QSONE Co., Ltd. into a subsidiary during the nine-month period ended September 30, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	332,308	—	(2,921)	—	(20,864)	308,523
Buildings		584,549	1,661	(34)	(28,336)	35,665	593,505
Structures		753	—	—	(797)	1,400	1,356
Right-of-use assets		168,467	—	(21,151)	(6,888)	30,219	170,647

	~~W~~	1,086,077	1,661	(24,106)	(36,021)	46,420	1,074,031

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(*1)	Ending
Land	~~W~~	3,103,165	41,363	32,565	(1,611)	—	—	148,436	3,323,918
Buildings		4,174,894	32,472	5,770	(3,237)	(242,445)	(20,413)	372,614	4,319,655
Structures		3,162,927	12,149	3,651	(4,888)	(194,403)	(24,363)	160,770	3,115,843
Machinery and equipment		16,422,830	104,890	—	(38,803)	(1,805,680)	(105,801)	1,643,607	16,221,043
Vehicles		52,131	33,602	—	(414)	(19,151)	—	18,866	85,034
Tools		90,961	28,777	—	(402)	(39,385)	(66)	41,071	120,956
Furniture and fixtures		173,345	23,390	655	(1,042)	(42,340)	—	20,926	174,934
Lease assets		921,198	211,793	—	(712)	(125,956)	—	13,786	1,020,109
Bearer plants		141,720	—	—	—	(7,217)	—	10,507	145,010
Construction-in-progress		3,538,025	4,326,254	—	(1,108)	—	—	(2,063,564)	5,799,607

	~~W~~	31,781,196	4,814,690	42,641	(52,217)	(2,476,577)	(150,643)	367,019	34,326,109

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)

Represents increases in property, plant and equipment upon reclassification of QSONE Co., Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the nine-month period ended September 30, 2023.

(*3)

The Company terminated operations of certain portions of the lithium production facilities located in Gwangyang and Argentina due to changes in operational plans. The Company estimated the recoverable amount of these assets at the net fair value, and recognized an impairment loss of ~~W~~143,257 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(*1)	Ending
Land	~~W~~	2,702,715	89,357	248,858	(1,247)	—	—	63,482	3,103,165
Buildings		4,204,450	127,837	37,741	(9,957)	(317,350)	(11,230)	143,403	4,174,894
Structures		3,131,795	82,130	38,535	(3,274)	(253,996)	(5,084)	172,821	3,162,927
Machinery and equipment		16,420,156	597,172	1,216	(33,511)	(2,303,917)	(184,706)	1,926,420	16,422,830
Vehicles		46,030	15,592	902	(1,017)	(18,717)	(123)	9,464	52,131
Tools		77,795	32,386	203	(187)	(37,170)	(351)	18,285	90,961
Furniture and fixtures		166,162	33,936	1,963	(1,175)	(59,359)	(1,990)	33,808	173,345
Lease assets		867,746	184,260	193,572	(22,029)	(168,521)	—	(133,830)	921,198
Bearer plants		154,682	—	—	—	(9,691)	—	(3,271)	141,720
Construction-in-progress		1,825,167	3,947,703	11,111	(383)	—	(9,699)	(2,235,875)	3,538,024

	~~W~~	29,596,698	5,110,373	534,101	(72,780)	(3,168,721)	(213,183)	(5,293)	31,781,195

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)	Represents increases in property, plant and equipment due to business combination upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*3)

The Company estimated the recoverable amount of damaged assets due to the flooding of Naengcheon stream in Pohang at the net fair value, and recognized an impairment loss of ~~W~~207,072 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	10,568	(11,947)	4,563	371,351
Buildings and structures		163,648	35,027	(33,638)	(10,187)	154,850
Machinery and equipment		319,021	66,101	(43,950)	21,757	362,929
Vehicles		18,652	35,757	(11,347)	1,320	44,382
Ships		215,496	28,178	(16,905)	—	226,769
Others		6,862	36,381	(12,272)	(1,462)	29,509

	~~W~~	1,091,846	212,012	(130,059)	15,991	1,189,790

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Depreciation	Others	Ending
Land	~~W~~	391,446	18,077	—	(16,843)	(24,513)	368,167
Buildings and structures		143,854	74,454	6,714	(50,397)	(10,977)	163,648
Machinery and equipment		256,205	43,088	175,795	(56,333)	(99,734)	319,021
Vehicles		14,753	12,467	98	(12,015)	3,349	18,652
Ships		210,056	23,793	—	(18,355)	2	215,496
Others		19,899	12,381	10,965	(21,467)	(14,916)	6,862

	~~W~~	1,036,213	184,260	193,572	(175,410)	(146,789)	1,091,846

(*1)	Represents increases in right of use assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.

(c)	The amounts recognized in profit or loss related to leases for the three-month and the nine-month periods ended September 30, 2023 and 2022 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2023		2022	2023	2022
Interest on lease liabilities	~~W~~	19,465	8,769	39,103	25,888
Expenses related to short-term leases		12,857	6,498	37,822	21,620
Expenses related to leases of low-value assets		6,601	1,359	16,069	9,771

	~~W~~	38,923	16,626	92,994	57,279

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	442,487	—	—	—	—	435	442,922
Intellectual property rights		3,136,072	132,523	—	(237,746)	—	197,271	3,228,120
Membership(*1)		132,942	7,130	(1,857)	(130)	28	112	138,225
Development expense		116,171	9,781	(34)	(54,791)	—	45,450	116,577
Port facilities usage rights		197,211	—	—	(11,100)	—	—	186,111
Exploratation and evaluation assets		100,991	17,336	—	—	(1,208)	(1,159)	115,960
Development assets		78,970	27,180	—	—	—	(96,406)	9,744
Customer relationships		241,311	—	—	(33,359)	—	19	207,971
Other intangible assets		392,296	75,019	(708)	(31,912)	(3,536)	4,001	435,160

	~~W~~	4,838,451	268,969	(2,599)	(369,038)	(4,716)	149,723	4,880,790

(*1)	Includes membership with indefinite economic useful life.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination (*3,4)	Disposals	Amortization	Impairment loss(*5)	Others(*2)	Ending
Goodwill	~~W~~	735,969	—	66,206	—	—	(369,337)	9,649	442,487
Intellectual property rights		2,225,808	354,179	912,971	(582)	(326,494)	379	(30,189)	3,136,072
Membership(*1)		142,370	9,230	—	(2,082)	(145)	854	(17,285)	132,942
Development expense		153,973	1,800	—	(13)	(67,446)	(1,046)	28,903	116,171
Port facilities usage rights		216,021	—	—	—	(14,800)	—	(4,010)	197,211
Exploratation and evaluation assets		61,957	24,583	21,266	—	—	—	(6,815)	100,991
Development assets		—	6,607	76,591	—	—	—	(4,228)	78,970
Customer relationships		285,720	—	—	—	(44,478)	—	69	241,311
Other intangible assets		344,491	99,388	26,649	(145)	(35,472)	(232)	(42,383)	392,296

	~~W~~	4,166,309	495,787	1,103,683	(2,822)	(488,835)	(369,382)	(66,289)	4,838,451

(*1)	Includes membership with indefinite economic useful life.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	Represents increases in intangible assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*4)	Represents increases in intangible assets upon acquisition of POSCO Silicon Solution Co., Ltd during the year ended December 31, 2022.
(*5)

During the year ended December 31, 2022, impairment loss of ~~W~~337,953 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment of green infrastructure, was recognized as the recoverable amount is less than the carrying amount of the CGU.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

14. Other Assets

Other assets as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Advance payments	~~W~~	726,906	782,439
Prepaid expenses		288,057	263,536
Firm commitment asset		11,458	9,674
Others		19,328	20,290

	~~W~~	1,045,749	1,075,939

Non-current
Long-term advance payments	~~W~~	25,869	23,429
Long-term prepaid expenses		35,190	53,803
Others(*1)		91,775	90,142

	~~W~~	152,834	167,374

(*1)

As of December 31, 2022, the Company recognized tax asset amounting to ~~W~~6,764 million based on the Company’s best estimate of the tax amount to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	September 30, 2023		December 31, 2022
Short-term borrowings
Bank overdrafts	JP Morgan and others	December, 2022~ September, 2023	October, 2023~ July, 2024	3.65 ~ 7.60	~~W~~	147,427	197,718
Short-term borrowings	HSBC and others	October, 2022~ September, 2023	October, 2023~ September, 2024	0.20 ~ 33.60		6,162,787	6,635,402

						6,310,214	6,833,120

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ August, 2023	October, 2023~ September, 2024	0.75 ~ 16.50		1,203,890	2,302,592
Current portion of debentures	Goldman sachs and others	October, 2013~ September, 2021	October, 2023~ September, 2024	0.50 ~ 3.64		2,693,260	2,782,049
Less: Current portion of discount on debentures issued						(2,545)	(1,767)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September, 2021	September, 2026			1,881,611	—

						5,776,216	5,082,874

					~~W~~	12,086,430	11,915,994

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	Long-term borrowings, excluding current portion and others as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	September 30, 2023		December 31, 2022
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ September, 2023	October, 2024~ March, 2040	0.19 ~ 8.75	~~W~~	4,500,721	2,718,212
Less: Present value discount						(9,953)	(8,951)
Bonds	KB Securities co., Ltd. and others	July, 2015~ September, 2023	October, 2024~ January, 2033	1.64 ~ 6.57		11,405,988	8,351,006
Less: Discount on debentures issued						(54,803)	(28,894)
Exchangeable bonds(*1,2)	Foreign currency exchangeable bonds	September, 2021	September, 2026			—	1,358,294

					~~W~~	15,841,953	12,389,667

(*1)	As of September 30, 2023, exchangeable bonds were reclassified as current liabilities because the bondholders’ put option for redemption is exercisable within 12 months.
(*2)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangable bonds

Type of bond	Exchangable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	451,450(*)

Underlying shares exchange	Registered common shares (treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- After 3 years (September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer	- Share price (based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange price has changed due to cash dividends during the nine-month period ended September 30, 2023.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(c)	Assets pledged as collateral with regard to the borrowings as of September 30, 2023 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,417,817	5,982,379
Trade accounts and notes receivable	Standard Chartered Bank Korea and others		155,376	155,376
Financial instruments	Woori Bank and others		35,540	35,540

		~~W~~	4,608,733	6,173,295

16. Other Payables

Other payables as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Accounts payable	~~W~~	1,098,685	1,423,402
Accrued expenses		903,096	981,609
Dividend payable		3,951	4,371
Lease liabilities		165,237	149,384
Withholdings		336,740	307,102

	~~W~~	2,507,709	2,865,868

Non-current
Accounts payable	~~W~~	16,018	15,713
Accrued expenses		7,956	8,102
Lease liabilities		790,408	674,098
Long-term withholdings		93,447	92,489

	~~W~~	907,829	790,402

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Derivative liabilities	~~W~~	46,630	95,157
Financial guarantee liabilities		4,975	11,370

	~~W~~	51,605	106,527

Non-current
Derivative liabilities	~~W~~	17,166	79,984
Financial guarantee liabilities		5,655	7,068
Others(*1)		73,953	—

	~~W~~	96,774	87,052

(*1)

The Company recognized other financial liabilities in connection with the put option agreement which POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.), a subsidiary, entered into with GM Battery Raw Materials Corporation.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

18. Provisions

(a)	Provisions as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	116,836	34,112	136,275	33,157
Provision for construction warranties		44,360	146,625	35,702	170,272
Provision for legal contingencies and claims(*1)		46,143	57,901	46,823	59,518
Provision for the restoration(*2,3)		8,297	250,298	6,049	185,097
Others(*4,5,6)		194,231	79,313	291,139	131,874

	~~W~~	409,867	568,249	515,988	579,918

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~50,829 million and ~~W~~52,530 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of September 30, 2023 and December 31, 2022, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~17,924 million as provisions for restoration as of September 30, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 4.27%~4.46% to measure present value of these costs.

(*3)

Due to contamination of river water quality near Greenhills mine owned by POSCO Canada Ltd., the Company recognized present value of estimated costs for recovery amounting to ~~W~~110,863 million as provisions for improvement as of September 30, 2023.

(*4)

As of September 30, 2023 and December 31, 2022, POSCO INTERNATIONAL Corporation and Korea Fuel Cell, recognized ~~W~~83,945 million and ~~W~~97,928 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)

As of September 30, 2023 and December 31, 2022, the Company has recognized emission liabilities amounting to ~~W~~10,375 million and ~~W~~14,178 million respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(*6)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of September 30, 2023 and December 31, 2022, the Company recognized ~~W~~60,933 million and ~~W~~123,073 million respectively, as provision liabilities.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	169,432	135,381	(148,455)	(4,933)	(477)	150,948
Provision for construction warranties		205,974	32,043	(42,995)	(4,684)	647	190,985
Provision for legal contingencies and claims		106,341	6,649	(8,751)	(2,410)	2,215	104,044
Provision for the restoration		191,146	59,989	(6,533)	4,120	9,873	258,595
Others		423,013	115,556	(180,822)	(87,423)	3,220	273,544

	~~W~~	1,095,906	349,618	(387,556)	(95,330)	15,478	978,116

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	138,533	176,677	(137,092)	(5,813)	(2,873)	169,432
Provision for construction warranties		236,660	52,438	(73,853)	(8,287)	(984)	205,974
Provision for legal contingencies and claims		93,491	47,344	(33,175)	(8,654)	7,335	106,341
Provision for the restoration		159,531	45,130	(43,168)	(1,299)	30,952	191,146
Others		360,861	317,621	(203,985)	(60,738)	9,254	423,013

	~~W~~	989,076	639,210	(491,273)	(84,791)	43,684	1,095,906

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	16,290	21,983	50,259	43,638

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Present value of funded obligations	~~W~~	2,256,971	2,200,127
Fair value of plan assets(*1)		(2,645,527)	(2,703,639)
Present value of non-funded obligations		18,010	20,560

Net defined benefit liabilities	~~W~~	(370,546)	(482,952)

(*1)

As of September 30, 2023 and December 31, 2022, the Company recognized net defined benefit assets amounting to ~~W~~425,868 million and ~~W~~520,659 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Defined benefit obligations at the beginning of period	~~W~~	2,220,687	2,415,031
Current service costs		173,013	235,007
Interest costs		71,709	71,348
Remeasurements		20,096	(192,339)
Benefits paid		(219,124)	(300,353)
Others		8,600	(8,007)

Defined benefit obligations at the end of period	~~W~~	2,274,981	2,220,687

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Fair value of plan assets at the beginning of period	~~W~~	2,703,639	2,620,046
Interest on plan assets		94,258	77,745
Remeasurement of plan assets		12,014	(57,335)
Contributions to plan assets		14,967	346,773
Benefits paid		(184,056)	(287,312)
Others		4,705	3,722

Fair value of plan assets at the end of period	~~W~~	2,645,527	2,703,639

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2023		2022	2023	2022
Current service costs	~~W~~	59,180	55,661	173,013	173,432
Net interest costs		(7,926)	(2,386)	(22,549)	(4,684)

	~~W~~	51,254	53,275	150,464	168,748

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

20. Other Liabilities

Other liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Due to customers for contract work	~~W~~	571,271	761,393
Advances received		387,174	535,885
Unearned revenue		71,350	62,030
Withholdings		323,969	369,067
Firm commitment liability		20,342	7,566
Others(*1)		21,575	24,375

	~~W~~	1,395,681	1,760,316

Non-current
Unearned revenue	~~W~~	9,941	22,203
Others(*1)		107,018	129,674

	~~W~~	116,959	151,877

(*1)

As of September 30, 2023 and December 31, 2022, the Company recognized the acquired liability amounted to ~~W~~59,125 million and ~~W~~71,248 million, respectively related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2023 and December 31, 2022 are as follows:

①	September 30, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	455,770	—	455,770	—	455,770
Short-term financial instruments		6,989,844	—	6,989,844	—	6,989,844
Equity securities		88,579	51,548	—	37,031	88,579
Debt securities		85,599	—	72,459	13,140	85,599
Other securities		619,847	—	287	619,560	619,847
Derivative hedging instruments(*2)		12,885	—	12,885	—	12,885
Fair value through other comprehensive income
Equity securities		1,706,992	1,500,169	—	206,823	1,706,992
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		7,146,999	—	—	—	—
Trade accounts and notes receivable		9,677,155	—	—	—	—
Other receivables		2,724,766	—	—	—	—
Debt securities		260,776	—	—	—	—
Deposit instruments		5,391,008	—	—	—	—

	~~W~~	35,160,220	1,551,717	7,531,245	876,554	9,959,516

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	60,004	—	60,004	—	60,004
Borrowings		1,881,611	1,881,611	—	—	1,881,611
Other financial Liabilities		73,953	—	—	73,953	73,953
Derivative hedging instruments(*2)		3,792	—	3,792	—	3,792
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,295,207	—	—	—	—
Borrowings		26,046,771	—	25,868,271	—	25,868,271
Financial guarantee liabilities		10,630	—	—	—	—
Others		3,200,173	—	—	—	—

	~~W~~	36,572,141	1,881,611	25,932,067	73,953	27,887,631

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies fair value hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

②	December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	350,149	—	350,149	—	350,149
Short-term financial instruments		8,006,081	—	8,006,081	—	8,006,081
Debt securities		75,876	—	69,926	5,950	75,876
Other securities		632,469	29,687	1,022	601,760	632,469
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		9,846	—	9,846	—	9,846
Fair value through other comprehensive income
Equity securities		1,462,088	1,210,124	—	251,964	1,462,088
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		8,053,108	—	—	—	—
Trade accounts and notes receivable		8,414,946	—	—	—	—
Other receivables		2,458,227	—	—	—	—
Debt securities		124,147	—	—	—	—
Deposit instruments		2,581,802	—	—	—	—

	~~W~~	32,170,739	1,239,811	8,437,024	861,674	10,538,509

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	157,036	—	157,036	—	157,036
Borrowings		1,358,294	1,358,294	—	—	1,358,294
Derivative hedging instruments(*2)		18,105	—	18,105	—	18,105
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,520,821	—	—	—	—
Borrowings		22,947,368	—	22,331,771	—	22,331,771
Financial guarantee liabilities		18,438	—	—	—	—
Others		2,789,195	—	—	—	—

	~~W~~	32,809,257	1,358,294	22,506,912	—	23,865,206

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies fair value hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

2)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2023 and 2022 were as follows:

①	For the nine-month period ended September 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	364,273	—	161,168	555	525,996	—
Derivative assets		—	299,466	—	219,202	—	518,668	—
Financial assets at fair value through other comprehensive income		—	—	—	—	45,658	45,658	212,172
Financial assets measured at amortized cost		352,767	—	420,835	(56,032)	10,884	728,454	—
Financial liabilities at fair value through profit or loss		—	(429,985)	(93,331)	—	—	(523,316)	—
Derivative liabilities		—	41,412	—	(219,034)	—	(177,622)	(2,541)
Financial liabilities measured at amortized cost		(753,583)	—	(803,049)	—	(26,918)	(1,583,550)	—

	~~W~~	(400,816)	275,166	(475,545)	105,304	30,179	(465,712)	209,631

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

②	For the nine-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	184,364	(48,819)	1,304	4,495	601	141,945	—
Derivative assets		—	823,329	—	594,857	—	1,418,186	—
Financial assets at fair value through other comprehensive income		—	—	—	—	36,729	36,729	(14,729)
Financial assets measured at amortized cost		160,149	—	1,634,168	(41,443)	(29,289)	1,723,585	—
Financial liabilities at fair value through profit or loss		—	126,746	(65,054)	—	—	61,692	—
Derivative liabilities		—	(76,580)	—	(551,388)	—	(627,968)	2,300
Financial liabilities measured at amortized cost		(407,058)	—	(2,433,802)	—	(3,683)	(2,844,543)	—

	~~W~~	(62,545)	824,676	(863,384)	6,521	4,358	(90,374)	(12,429)

3)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2023 and 2022 were as follows:

①	For the three-month period ended September 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	16,113	—	27,484	98	43,695	—
Derivative assets		—	39,601	—	93,727	—	133,328	—
Financial assets at fair value through other comprehensive income		—	—	—	—	16,675	16,675	62,306
Financial assets measured at amortized cost		126,731	—	(32,519)	(14,796)	4,457	83,873	—
Financial liabilities at fair value through profit or loss		—	(309,681)	(10,877)	—	—	(320,558)	—
Derivative liabilities		—	43,517	—	(52,354)	—	(8,837)	(1,360)
Financial liabilities measured at amortized cost		(252,638)	—	(97,781)	—	(12,801)	(363,220)	—

	~~W~~	(125,907)	(210,450)	(141,177)	54,061	8,429	(415,044)	60,946

②	For the three-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	64,343	(15,157)	1,304	2,164	(464)	52,190	—
Derivative assets		—	395,464	—	283,812	—	679,276	—
Financial assets at fair value through other comprehensive income		—	—	—	—	5,570	5,570	109,960
Financial assets measured at amortized cost		52,628	—	988,669	(19,638)	(6,555)	1,015,104	—
Financial liabilities at fair value through profit or loss		—	26,350	(57,139)	—	—	(30,789)	—
Derivative liabilities		—	27,013	—	(127,504)	—	(100,491)	2,568
Financial liabilities measured at amortized cost		(171,647)	—	(1,448,438)	—	3,242	(1,616,843)	—

	~~W~~	(54,676)	433,670	(515,604)	138,834	1,793	4,017	112,528

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2023 and December 31, 2022 are as follows:

(share, in Won)	September 30, 2023		December 31, 2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2023, total number of ADRs of 18,903,088 outstanding in overseas stock market are equivalent to 4,725,772 shares of common stock.
(*2)

As of September 30, 2023, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury shares.

(b)	Capital surplus as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		810,197	806,114
Other capital surplus		345,123	130,893

	~~W~~	1,619,145	1,400,832

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

23. Hybrid Bonds

(a)

As of December 31, 2022, POSCO, a subsidiary of the Company, held hybrid bonds, which were classified as non-controlling interests in the consolidated financial statements. During the nine-month period ended September 30, 2023, the call option on the hybrid bonds was exercised and redeemed. Hybrid bonds as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2023		December 31, 2022
Hybrid bond 1-2(*1,2)	2013-06-13	2043-06-13	4.60	~~W~~	—	200,000
Issuance cost					—	(616)

				~~W~~	—	199,384

(*1)	During the nine-month period ended September 30, 2023, call option on the hybrid bonds was exercised and redeemed by POSCO, a subsidiary of the Company.
(*2)	Details of issuance of hybrid bonds are as follows:

Hybrid bond 1-2

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

• After 10 years : return on government bond of Republic of Korea (10 years) + 1.40%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

(b)

As of December 31, 2022, POSCO INTERNATIONAL Corporation, a subsidiary of the Company, held hybrid bonds, which were classified as non-controlling interests in the consolidated financial statements. During the nine-month period ended September 30, 2023, the call option on the hybrid bonds was exercised and redeemed. POSCO ENERGY CO., LTD., which issued hybrid bonds, was merged with POSCO INTERNATIONAL Corporation during the nine-month period ended September 30, 2023. Hybrid bonds as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2023		December 31, 2022
Hybrid bond 1-4(*1,2)	2013-08-29	2043-08-29	5.21	~~W~~	—	140,000
Issuance cost					—	(429)

				~~W~~	—	139,571

(*1)	During the nine-month period ended September 30, 2023, call option on the hybrid bonds was exercised and redeemed by POSCO INTERNATIONAL Corporation, a subsidiary of the Company.
(*2)	Details of issuance of hybrid bonds are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

• After 10 years : return on government bond of Republic of Korea (10 years) + 1.55%

• After 10 years : additionally +0.25% according to Step-up clauses

• ·After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

24. Reserves

Reserves as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(163,753)	(406,555)
Changes in fair value of equity investments at fair value through other comprehensive income		107,974	(103,843)
Foreign currency translation differences		275,016	60,487
Gains or losses on valuation of derivatives		(1,833)	(3)
Others(*1)		(59,375)	5,924

	~~W~~	158,029	(443,990)

(*1)

POSCO FUTURE MATERIALS CANADA INC. (formerly POSCO CHEMICAL CANADA INC.), a subsidiary, entered into a put option agreement with GM Battery Raw Materials Corporation. The effect of the agreement to other financial liabilities has been adjusted in other equity adjustments.

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(shares, in millions of Won)	September 30, 2023			December 31, 2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(5,864)	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	8,695,023	~~W~~	1,886,444	8,722,053	~~W~~	1,892,308

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the nine-month periods ended September 30, 2023 and 2022 were as follows:

①	For the nine-month period ended September 30, 2023

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	29,949,006	15,904,486	—	15,062	2,905,453	—	48,774,007
Revenue from services		608,097	2,371,617	102,345	286,901	3,127	15,687	3,387,774
Revenue from construction contract		—	—	6,014,918	—	30,950	—	6,045,868
Others		129,499	3,846	10,449	36,212	—	75,425	255,431

	~~W~~	30,686,602	18,279,949	6,127,712	338,175	2,939,530	91,112	58,463,080

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	30,078,505	15,908,332	54,700	51,274	2,905,453	75,425	49,073,689
Revenue recognized over time		608,097	2,371,617	6,073,012	286,901	34,077	15,687	9,389,391

	~~W~~	30,686,602	18,279,949	6,127,712	338,175	2,939,530	91,112	58,463,080

②	For the nine-month period ended September 30, 2022

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	34,190,192	19,322,322	—	18,920	1,846,513	—	55,377,947
Revenue from services		719,390	466,986	18,805	2,715,726	4,432	11,957	3,937,296
Revenue from construction contract		—	—	5,429,421	—	20,845	—	5,450,266
Others		85,738	398,216	122,033	45,991	—	85,172	737,150

	~~W~~	34,995,320	20,187,524	5,570,259	2,780,637	1,871,790	97,129	65,502,659

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	34,275,930	19,720,538	203,470	64,911	1,846,513	85,170	56,196,532
Revenue recognized over time		719,390	466,986	5,366,789	2,715,726	25,277	11,959	9,306,127

	~~W~~	34,995,320	20,187,524	5,570,259	2,780,637	1,871,790	97,129	65,502,659

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended September 30, 2023 and 2022 were as follows:

①	For the three-month period ended September 30, 2023

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,627,210	5,186,527	—	2,088	1,074,456	—	15,890,281
Revenue from services		194,227	714,770	31,546	82,846	880	3,484	1,027,753
Revenue from construction contract		—	—	1,963,620	—	6,827	—	1,970,447
Others		43,864	1,160	4,165	11,289	—	11,872	72,350

	~~W~~	9,865,301	5,902,457	1,999,331	96,223	1,082,163	15,356	18,960,831

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,671,074	5,187,687	6,800	13,150	1,074,456	11,873	15,965,040
Revenue recognized over time		194,227	714,770	1,992,531	83,073	7,707	3,483	2,995,791

	~~W~~	9,865,301	5,902,457	1,999,331	96,223	1,082,163	15,356	18,960,831

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

②	For the three-month period ended September 30, 2022

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,733,098	6,144,771	—	309	828,655	—	17,706,833
Revenue from services		165,959	166,705	5,609	1,074,584	1,788	—	1,414,645
Revenue from construction contract		—	—	1,795,082	—	5,510	—	1,800,592
Others		27,388	135,441	42,525	15,859	—	11,252	232,465

	~~W~~	10,926,445	6,446,917	1,843,216	1,090,752	835,953	11,252	21,154,535

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,760,486	6,280,212	97,727	16,168	828,655	11,252	17,994,500
Revenue recognized over time		165,959	166,705	1,745,489	1,074,584	7,298	—	3,160,035

	~~W~~	10,926,445	6,446,917	1,843,216	1,090,752	835,953	11,252	21,154,535

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Receivables
Account receivables	~~W~~	9,677,155	8,414,946
Contract assets
Due from customers for contract work		1,822,720	1,378,640
Contract liabilities
Advance received		388,224	547,874
Due to customers for contract work		571,271	761,393
Unearned revenue		81,222	84,195

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023			December 31, 2022
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	27,529,502	227,048	30,239,570	110,414
Accumulated contract profit		2,447,115	32,667	2,664,024	17,916
Accumulated contract loss		(687,084)	(11,021)	(879,882)	(5,266)
Accumulated contract revenue		29,289,533	248,694	32,023,712	123,064

(b)	Details of due from customers for contract work and due to customers for contract work as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023			December 31, 2022
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,770,749	70,254	1,321,160	86,118
Due to customers for contract work		(560,276)	(10,995)	(674,697)	(86,696)

	~~W~~	1,210,473	59,259	646,463	(578)

(c)	Details of the provisions of construction loss as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Construction segment	~~W~~	38,954	66,124
Others		3,694	11,342

	~~W~~	42,648	77,466

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(d)

During the nine-month period ended September 30, 2023, the total contract revenues and the estimated total contract costs have changed. The impact of these changes on profit before income tax for the nine-month period ended September 30, 2023 and the future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total		Changes in estimated
	contract revenues		total contract costs	Net income	Future loss	Total
Construction segment	~~W~~	613,690	672,487	(70,944)	12,147	(58,797)
Others		22,326	16,803	4,794	729	5,523

	~~W~~	636,016	689,290	(66,150)	12,876	(53,274)

The effect on current and future profit is calculated based on the total estimated contract costs based on situations that occurred from the commencement date of the contract to September 30, 2023 and the total contract revenue as of September 30, 2023.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are initially measured based on contractual amount agreed upon. However, the actual contract revenues may increase due to additional work, claims and incentive payments, or decrease due to penalties in case of delayed completion caused by the Company’s fault. Therefore, the measurement of contract revenues is subject to uncertainty resulting from the possibility of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage-of-completion method, which is determined based on the total amount of costs incurred to date. The total contract costs are estimated based on projections of future costs, including material costs, labor costs, outsourcing costs, among other factors. There is uncertainty associated with estimating future contract costs due to a variety of internal and external factors, including market fluctuations, risks associated with business partners and past experience of project performance, among others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Wages and salaries	~~W~~	288,681	291,176	837,310	788,444
Expenses related to post-employment benefits		19,410	19,577	67,333	59,636
Other employee benefits		65,096	53,914	194,549	172,585
Travel		11,915	11,454	32,797	27,096
Depreciation		41,615	38,818	117,541	109,994
Amortization		23,898	23,760	69,875	69,337
Communication		2,621	2,550	7,983	7,597
Electricity		3,632	2,491	9,439	7,411
Taxes and public dues		23,034	17,241	77,402	72,618
Rental		12,421	8,119	39,035	28,201
Repairs		4,069	5,066	11,318	11,334
Entertainment		3,764	4,107	11,088	10,157
Advertising		26,011	25,474	71,384	78,010
Research & development		44,999	49,634	120,936	120,793
Service fees		63,609	49,333	159,180	158,762
Vehicles maintenance		1,720	1,992	5,716	4,830
Industry association fee		2,115	1,212	9,856	7,755
Conference		5,014	5,238	14,762	14,486
Others		17,894	14,825	49,409	45,886

	~~W~~	661,518	625,981	1,906,913	1,794,932

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Freight and custody expenses	~~W~~	17,448	18,178	42,657	58,089
Operating expenses for distribution center		891	678	3,959	1,777
Sales commissions		8,159	15,890	48,879	49,601
Sales advertising		1,535	1,002	2,678	1,829
Sales promotion		2,305	3,159	6,781	7,381
Sample		760	501	1,754	1,455
Sales insurance premium		8,015	9,727	24,373	29,662
Contract cost		15,037	14,702	34,040	39,715
Others		179	3,487	9,060	9,843

	~~W~~	54,329	67,324	174,181	199,352

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Finance income
Interest income(*1)	~~W~~	126,731	116,971	352,767	344,513
Dividend income		16,773	5,104	46,213	37,330
Gain on foreign currency transactions		354,184	725,043	1,268,870	1,546,629
Gain on foreign currency translations		(152,643)	539,200	341,904	989,360
Gain on derivatives transactions		118,673	287,549	257,568	609,532
Gain on valuations of derivatives		91,311	439,523	406,524	910,377
Gain on disposals of financial assets at fair value through profit or loss		30,249	5,274	173,368	9,442
Gain on valuation of financial assets at fair value through profit or loss		(10,960)	182	379,237	1,329
Gain on valuation of financial liabilities at fair value through profit or loss		—	26,350	—	126,746
Others		4,030	4,196	12,706	12,855

	~~W~~	578,348	2,149,392	3,239,157	4,588,113

Finance costs
Interest expenses	~~W~~	252,638	171,647	753,583	407,058
Loss on foreign currency transactions		367,003	672,361	1,194,669	1,499,467
Loss on foreign currency translations		(24,285)	1,107,486	891,650	1,899,906
Loss on derivatives transactions		77,300	131,241	257,400	566,063
Loss on valuation of derivatives		8,193	17,046	65,646	163,628
Loss on disposal of trade accounts and notes receivable		14,796	19,638	56,032	41,443
Loss on disposals of financial assets at fair value through profit or loss		2,765	3,109	12,200	4,946
Loss on valuation of financial assets at fair value through profit or loss		(27,073)	15,339	14,964	50,148
Loss on valuation of financial liabilities at fair value through profit or loss		309,681	—	429,985	—
Others		12,374	7,508	28,740	45,828

	~~W~~	993,392	2,145,375	3,704,869	4,678,487

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2023 and 2022 were ~~W~~352,767 million and ~~W~~160,149 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	—	592	—	55,124
Gain on disposals of investments in subsidiaries, associates and joint ventures(*1)		11,718	361	196,562	12,273
Gain on disposals of property, plant and equipment		248	3,113	5,747	16,873
Gain on valuation of firm commitment		4,300	2,980	9,862	177,746
Reversal of other provisions		249	1,416	10,007	4,442
Premium income		1,612	849	10,542	2,459
Gain on bargain purchase(*1)		—	—	32,965	—
Gain on disposals of emission rights		1,796	—	25,855	—
Others		13,635	14,871	54,413	51,993

	~~W~~	33,558	24,182	345,953	320,910

Other non-operating expenses
Loss on disposals of assets held for sale(*2)	~~W~~	896	—	103,366	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		4,375	18	8,776	18
Loss on disposals of property, plant and equipment		22,438	15,382	90,104	80,483
Impairment loss on property, plant and equipment		9,212	131,963	152,469	131,966
Impariment loss on intangible assets		20	61	4,792	261
Loss on valuation of firm commitment		13,951	52,146	36,221	140,472
Idle tangible asset expenses		3,600	4,035	15,883	14,231
Increase to provisions		711	56,872	7,256	62,618
Donations		11,850	29,938	44,482	43,517
Others		11,314	10,956	47,644	27,185

	~~W~~	78,367	301,371	510,993	500,751

(*1)

During the nine-month period ended September 30, 2023, QSONE Co., Ltd., which had been previously classified as an investment in associates was reclassified as consolidated subsidiaries. As a result, the Company recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~32,965 million of gain on bargain purchase.

(*2)

During the nine-month period ended September 30, 2023, the Company dispose of CSP - Compania Siderurgica do Pecem, which was classified as assets held for sale during the year ended December 31, 2022, and recognized ~~W~~103,366 million of loss on disposals of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes ~~W~~102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Raw material used, changes in inventories and others	~~W~~	11,411,955	14,343,343	36,825,660	42,125,128
Employee benefits expenses		1,191,894	1,166,351	3,329,080	3,153,666
Outsourced processing cost		2,491,243	1,912,579	7,476,099	6,149,435
Electricity and water expenses		250,569	216,051	815,238	699,005
Depreciation(*1)		856,916	797,553	2,502,740	2,368,731
Amortization		126,561	129,978	369,038	356,011
Freight and custody expenses		558,360	947,834	1,643,893	2,453,655
Sales commissions		8,159	15,890	48,879	49,601
Loss on disposal of property, plant and equipment		22,438	15,382	90,104	80,483
Impairment loss on property, plant and equipment		9,212	131,963	152,469	131,966
Impairment loss on intangible assets		20	61	4,792	261
Donations		11,850	29,936	44,482	43,517
Other expenses		912,797	835,625	2,464,593	3,126,495

	~~W~~	17,851,974	20,542,546	55,767,067	60,737,954

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2023 and 2022 were 24.30% and 20.84%, respectively.

33. Earnings per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Profit attributable to controlling interest	~~W~~	488,201,057,965	509,914,196,033	1,904,353,303,522	3,809,955,970,673
Interests of hybrid bonds, net of tax		—	—	—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,876,207	75,849,177	75,867,296	75,803,309

Basic earnings per share	~~W~~	6,434	6,723	25,101	50,247

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(Shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2023	2022	2023	2022
Total number of common shares issued	84,571,230	84,571,230	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,695,023)	(8,722,053)	(8,703,934)	(8,767,921)

Weighted-average number of common shares outstanding	75,876,207	75,849,177	75,867,296	75,803,309

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)

The Company has potentially issuable common shares due to its exchangeable bonds as of September 30, 2023 and 2022 and Stock Grant program as of September 30, 2023. Diluted earnings per share is equal to basic earnings per share for the three-month periods ended September 30, 2023 and 2022, and nine-month period ended September 30, 2023 due to anti-dilutive effect. Meanwhile, diluted earnings per share for the nine-month period ended September 30, 2022 were as follows:

(in Won, except share information)	For the nine-month period ended September 30, 2022
Profit attributable to controlling interest	~~W~~	3,809,955,970,673
Interests of hybrid bonds, net of tax		(1,078,164,383)
Loss from exchange rate on and revaluation of exchangeable bonds		(44,920,175,663)
Adjusted weighted-average number of common shares(*1)		78,882,275
Diluted earnings per share	~~W~~	47,716

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	For the nine-month period ended September 30, 2022
Weighted-average number of common shares outstanding	75,803,309
Weighted-average number of potential common shares	3,078,966

Adjusted weighted-average number of common shares	78,882,275

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2023 and 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	115,159	325,043	—	—	11,362
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		6,432	11,037	440	8,117	4,166
POSCO STEELEON CO., Ltd		1,641	—	—	—	93
POSCO DX(formerly, POSCO ICT)		2,367	7,455	—	3,382	5,663
eNtoB Corporation		—	—	40	70	1,396
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		2,872	13,878	—	—	—
POSCO Mobility Solution Corporation		739	—	55	—	—
POSCO INTERNATIONAL Corporation		7,753	77,616	—	—	44
POSCO Maharashtra Steel Private Limited		692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		17	—	430	—	—
Others		9,504	6,084	4,874	6,519	29,494

		147,176	441,113	6,192	18,088	52,218

Associates and joint ventures(*2)
SNNC		696	—	55	—	—
Roy Hill Holdings Pty Ltd		—	205,739	—	—	—
Others		236	69,485	11,566	—	90

		932	275,224	11,621	—	90

	~~W~~	148,108	716,337	17,813	18,088	52,308

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of September 30, 2023, the Company provided guarantees to related companies (Note 35).

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the nine-month period ended September 30, 2022

(in millions of Won)	Sales and others(*1)					Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	14,126	—	—	—	—	—	1,742
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		3,694	16,555	7	—	85,302	—	11,517
POSCO STEELEON CO., Ltd		132,326	—	215	—	—	7,656	18
POSCO DX(formerly, POSCO ICT)(*3)		798	4,970	18	—	39,908	10,190	33,444
eNtoB Corporation		3	24	—	60,649	9,698	32	3,209
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		81,960	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO Mobility Solution Corporation		176,045	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,100,190	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,152	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,583	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,827	—	427	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,670	—	255	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,579	—	427	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,287	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		47,223	—	403	—	—	—	8
Others		196,968	2,452	5,065	61,488	14,021	53,139	214,083

		3,254,303	122,344	7,417	915,949	153,686	136,912	270,083

Associates and joint ventures
SNNC		3,148	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	163,413	—	210,455	—	—	—
Others		77,910	48,602	12,236	16,485	—	—	301

		106,672	217,363	12,244	375,179	—	—	301

	~~W~~	3,360,975	339,707	19,661	1,291,128	153,686	136,912	270,384

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2023 and 2022 were as follows:

1)	For the three-month period ended September 30, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries
POSCO	~~W~~	35,913	—	—	—	4,087
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		2,113	—	—	6,340	456
POSCO STEELEON CO., Ltd		707	—	—	—	50
POSCO DX(formerly, POSCO ICT)		720	—	—	1,583	1,969
eNtoB Corporation		—	—	—	44	933
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		1,094	—	—	—	—
POSCO Mobility Solution Corporation		229	—	—	—	—
POSCO INTERNATIONAL Corporation		2,600	—	—	—	12
POSCO Maharashtra Steel Private Limited		—	—	87	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	—	145	—	—
Others		3,651	63	1,519	5,662	11,191

		47,027	63	1,751	13,629	18,698

Associates and joint ventures
SNNC		133	—	—	—	—
Roy Hill Holdings Pty Ltd		—	68,800	—	—	—
Others		64	25,813	7,753	—	—

		197	94,613	7,753	—	—

	~~W~~	47,224	94,676	9,504	13,629	18,698

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the three-month period ended September 30, 2022

(in millions of Won)	Sales and others					Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	5,959	—	—	—	—	—	1,175
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		1,329	—	—	—	—	—	1,235
POSCO STEELEON CO., Ltd		335	—	—	—	—	—	12
POSCO DX(formerly, POSCO ICT)		302	—	—	—	1,817	—	1,041
eNtoB Corporation		1	—	—	—	—	—	2
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		456	—	—	—	—	—	—
POSCO Mobility Solution Corporation		90	—	—	—	—	—	—
POSCO INTERNATIONAL Corporation		300	—	—	—	—	—	—
POSCO Thainox Public Company Limited		67	—	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		49	—	—	—	—	—	—
POSCO-VIETNAM Co., Ltd.		210	—	144	—	—	—	—
POSCO MEXICO S.A. DE C.V.		35	—	52	—	—	—	—
POSCO Maharashtra Steel Private Limited		292	—	143	—	—	—	—
POSCO VST CO., LTD.		75	—	—	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		43	—	135	—	—	—	—
Others		2,641	736	1,538	17	979	—	8,555

		12,184	736	2,012	17	2,796	—	12,020

Associates and joint ventures
SNNC		19	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	37,429	—	—	—	—	—
Others		666	16,162	4,195	—	—	—	—

		685	53,591	4,195	—	—	—	—

	~~W~~	12,869	54,327	6,207	17	2,796	—	12,020

(c)	The related account balances of significant transactions between the controlling company and related companies as of September 30, 2023 and December 31, 2022 are as follows:

1)	September 30, 2023

(in millions of Won)	Receivables				Payables
	Trade
	accounts
	and notes				Accounts
	receivable		Others	Total	payable	Others	Total
Subsidiaries
POSCO	~~W~~	86,754	16,339	103,093	—	20,102	20,102
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		6,340	2,753	9,093	8,117	111	8,228
POSCO STEELEON CO., Ltd		961	8	969	4	—	4
POSCO DX(formerly, POSCO ICT)		938	10	948	206	1,828	2,034
eNtoB Corporation		—	—	—	288	2	290
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		7,586	36	7,622	—	756	756
POSCO Mobility Solution Corporation		685	—	685	—	—	—
POSCO INTERNATIONAL Corporation		4,945	32	4,977	—	2,531	2,531
POSCO Maharashtra Steel Private Limited		—	429	429	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	544	544	—	—	—
PT. KRAKATAU POSCO		—	4,308	4,308	—	—	—
Others		2,862	11,310	14,172	2,602	3,937	6,539

		111,071	35,769	146,840	11,217	29,267	40,484

Associates and joint ventures
SNNC		401	—	401	—	—	—
Roy Hill Holdings Pty Ltd		68,800	—	68,800	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	228,305	228,305	—	—	—
Others		18,402	572	18,974	—	—	—

		87,603	228,877	316,480	—	—	—

	~~W~~	198,674	264,646	463,320	11,217	29,267	40,484

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the nine-month period ended September 30, 2023, the Company provided additional loan to its associates by ~~W~~6,448 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade
	accounts
	and notes				Accounts
	receivable		Others	Total	payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON CO., Ltd		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO Mobility Solution Corporation		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2023 and 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)	Sales and others				Purchase and others
					Purchase of
	Sales		Dividends	Others	material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	148,716	—	1,484	—	267
SNNC		120,958	—	32	453,382	1,317
Noeul Green Energy Co., Ltd.		6,499	—	12	—	1,315
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		11,514	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		31,586	—	—	74	—
South-East Asia Gas Pipeline Company Ltd.		—	40,971	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		76,036	—	—	5,059	1,564
Samcheok Blue Power Co., Ltd.		410,672	7,494	—	—	—
Pocheon-Hwado Highway Corp.		93,754	—	—	—	—
Roy Hill Holdings Pty Ltd		—	51,435	—	1,261,855	—
UITrans LRT Co., Ltd.		186	—	—	—	—
Others		338,242	80,095	2,533	426,554	79,658

	~~W~~	1,238,163	179,995	4,061	2,146,924	84,121

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the nine-month period ended September 30, 2022

(in millions of Won)	Sales and others				Purchase and others
					Purchase of
	Sales		Dividends	Others	material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	226,543	—	—	—	116
SNNC		112,786	—	383	442,616	812
Noeul Green Energy Co., Ltd.		5,453	—	—	—	1,055
CSP - Compania Siderurgica do Pecem(*2)		4,089	—	—	126,123	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*1)		17,824	—	—	24,190	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		11,721	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		26,087	—	—	320	—
South-East Asia Gas Pipeline Company Ltd.		—	6,075	2,676	—	1,205
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		102,290	24,000	—	3,811	159
Samcheok Blue Power Co., Ltd.		388,438	7,494	26	—	—
Pocheon-Hwado Highway Corp.		57,537	—	—	—	—
UITrans LRT Co., Ltd.		613	—	—	1,359	—
Roy Hill Holdings Pty Ltd		—	40,878	—	965,823	—
Others		422,028	89,196	2,121	411,738	105,372

	~~W~~	1,375,409	167,643	5,206	1,975,980	108,719

(*1)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from associates due to the sale of its shares during the year ended December 31, 2022.
(*2)	CSP - Compania Siderurgica do Pecem was excluded from joint ventures due to the sale of its shares during the nine-month period ended September 30, 2023.

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2023 and 2022 were as follows:

1)	For the three-month period ended September 30, 2023

(in millions of Won)	Sales and others				Purchase and others
					Purchase of
	Sales		Dividends	Others	material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	48,763	—	1,484	—	47
SNNC		32,843	—	—	150,081	—
Noeul Green Energy Co., Ltd.		—	—	12	—	133
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		4,009	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,461	—	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	—	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		27,965	—	—	1,272	1,489
Samcheok Blue Power Co., Ltd.		119,628	2,498	—	—	—
Pocheon-Hwado Highway Corp.		45,875	—	—	—	—
Roy Hill Holdings Pty Ltd		—	17,200	—	422,972	—
UITrans LRT Co., Ltd.		—	—	—	—	—
Others		100,145	22,995	825	169,138	24,113

	~~W~~	390,689	42,693	2,321	743,463	25,782

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the three-month period ended September 30, 2022

(in millions of Won)	Sales and others				Purchase and others
					Purchase of
	Sales		Dividends	Others	material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	80,614	—	—	—	23
SNNC		35,315	—	295	124,580	97
Noeul Green Energy Co., Ltd.		77	—	—	—	284
CSP - Compania Siderurgica do Pecem		—	—	—	36,854	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		4,751	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,109	—	—	227	—
South-East Asia Gas Pipeline Company Ltd.		—	6,075	576	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		44,241	—	—	1,541	—
Samcheok Blue Power Co., Ltd.		149,749	5,078	—	—	—
Pocheon-Hwado Highway Corp.		17,858	—	—	—	—
UITrans LRT Co., Ltd.		471	—	—	—	—
Roy Hill Holdings Pty Ltd		—	18,281	—	530,467	—
Others		166,685	21,571	327	155,575	42,564

	~~W~~	506,870	51,005	1,198	849,244	42,968

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2023 and December 31, 2022 are as follows:

1)	September 30, 2023

(in millions of Won)	Receivables					Payables
	Trade					Trade
	accounts					accounts
	and notes receivable		Loans	Others	Total	and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	36,042	—	800	36,842	—	50,245	50,245
Samcheok Blue Power Co., Ltd.		209,796	—	200	209,996	—	13,814	13,814
Nickel Mining Company SAS		—	63,977	23	64,000	—	358	358
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,243	—	—	13,243	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		9,574	—	235	9,809	2,597	—	2,597
Pocheon-Hwado Highway Corp.		15,745	—	—	15,745	—	—	—
UITrans LRT Co., Ltd.		—	43,898	75	43,973	—	1,813	1,813
Roy Hill Holdings Pty Ltd		—	—	17,200	17,200	280,927	1,053	281,980
SNNC		10,950	—	70	11,020	18,788	1,646	20,434
POSCO(Guangdong) Automotive Steel Co., Ltd.		48,725	—	—	48,725	41,491	—	41,491
Others		31,529	181,063	134,447	347,039	9,761	20,705	30,466

	~~W~~	375,604	288,938	153,050	817,592	353,564	89,634	443,198

2)	December 31, 2022

(in millions of Won)	Receivables					Payables
	Trade accounts					Trade accounts
	and					and
	notes receivable		Loans	Others	Total	notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	63,413	—	16,858	80,271	—	39,664	39,664
Chuncheon Energy Co., Ltd.		—	—	—	—	—	50	50
Samcheok Blue Power Co., Ltd.		107,119	—	—	107,119	—	18,224	18,224
Nickel Mining Company SAS		—	63,024	263	63,287	—	358	358
CSP - Compania Siderurgica do Pecem		3	—	—	3	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,096	—	—	7,096	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		12,589	—	52	12,641	1,198	4	1,202
Pocheon-Hwado Highway Corp.		16,297	—	—	16,297	—	—	—
UITrans LRT Co., Ltd.		—	36,510	—	36,510	—	1,999	1,999
Roy Hill Holdings Pty Ltd		—	—	7,110	7,110	571,084	—	571,084
SNNC		7,827	—	51	7,878	44,124	198	44,322
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	35,131	—	—	—
Others		98,920	185,022	112,538	396,480	54,708	25,241	79,949

	~~W~~	313,264	319,687	136,872	769,823	671,114	85,738	756,852

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

1)	September 30, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	7,388	—	—	43,898
PT. Tanggamus Electric Power		5,014	—	(270)	289	5,033
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,275	63,977
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	211	2,690
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	—	465	8,069
AMCI (WA) PTY LTD		104,281	4,658	—	(1,260)	107,679
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		10,138	—	—	620	10,758
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(6,477)	528	6,724
FQM Australia Holdings Pty Ltd		35,040	1,266	—	53	36,359
POHANG E&E Co. , LTD		100	1,269	—	—	1,369
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	~~W~~	319,687	14,581	(49,586)	4,256	288,938

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	December 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	29,099	7,460	(5)	(44)	36,510
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(45,639)	(1,784)	—
PT. Tanggamus Electric Power		4,690	—	—	324	5,014
PT. Wampu Electric Power		5,651	—	(1,876)	213	3,988
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	413	63,024
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	324	3,802
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	491	7,604
AMCI (WA) PTY LTD		91,665	6,975	—	5,641	104,281
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		9,484	—	—	654	10,138
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	959	12,673
FQM Australia Holdings Pty Ltd		27,227	7,935	—	(122)	35,040
POHANG E&E Co. , LTD		—	100	—	—	100
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	—	35,131

	~~W~~	318,169	57,601	(63,772)	7,689	319,687

(*1)	Includes adjustments of foreign currency translation differences and others.

(h)	For the nine-month periods ended September 30, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2023		September 30, 2022
Short-term benefits	~~W~~	147,078	132,016
Long-term benefits		6,903	7,074
Retirement benefits		23,183	17,913

	~~W~~	177,164	157,003

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2023 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	205,000,000	275,684	—	—
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	187,982	59,784,000	80,397
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	131,874,750	177,345	131,874,750	177,345
	POSCO Argentina S.A.U	HSBC and others	USD	411,900,000	553,924	246,895,483	332,026
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	80,688	60,000,000	80,688
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	110,000,000	147,928	110,000,000	147,928
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,188,300,000	2,942,826	1,186,870,143	1,596,103
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	4,800,000,000	177,360	4,800,000,000	177,360
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	242,064	150,000,000	201,720
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	20,880,000	28,079	13,400,000	18,020
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	13,200,000	17,751	11,000,000	14,793
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,232,000,000,000	106,938	1,160,000,000,000	100,688
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	19,705	14,652,750	19,705
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam				19,084,801	25,665
	POSCO INTERNATIONAL AMERICA Corp.					5,089,505	6,844
	POSCO INTERNATIONAL JAPAN Corp.					6,708,832	9,022
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.		USD	50,000,000	67,240	17,069,323	22,955
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	36,310	27,000,000	36,310
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	6,000,000	8,069	6,000,000	8,069
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	119,557	59,151,987	79,548
	Posco International Mexico e-Mobility S.A DE C.V.	Export-Import Bank of Korea and others	USD	27,000,000	36,310	16,000,000	21,517
	PT POSCO INTERNATIONAL ENP INDONESIA	BNI	USD	750,000	1,009	750,000	1,009
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	48,413	31,000,000	41,689
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	34,830	25,900,000	34,830
POSCO STEELEON CO., LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,810	11,952,170	16,073
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	POSCO	Seoul Guarantee Insurance	KRW	30	30	30	30
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,399	46,000,000	65,399
POSCO	LLP POSUK Titanium	SMBC	USD	13,250,000	17,819	13,250,000	17,819
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	8,943	6,300,000	8,472
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	137,500	137,500
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,591,914	1,591,914	610,626	610,626
POSCO DX(formerly, POSCO ICT)	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,621	7,621	6,394	6,394
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	Korea Electric Power Corporation and others	Seoul Guarantee Insurance	KRW	1,894	1,894	1,894	1,894
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	16,754,695	14,409	16,754,695	14,409
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,944	80,000,000,000	6,944
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	808,823,105	13,054	808,823,105	13,054

			USD	3,771,031,854	5,071,286	2,229,733,744	2,998,547
			KRW	1,750,659	1,750,659	756,444	756,444
			IDR	1,312,000,000,000	113,882	1,240,000,000,000	107,632
			INR	808,823,105	13,054	808,823,105	13,054
			THB	4,800,000,000	177,360	4,800,000,000	177,360
			EUR	46,000,000	65,399	46,000,000	65,399
			AUD	16,754,695	14,409	16,754,695	14,409

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of September 30, 2023 are as follows.

(in millions of Won)			Agreed amount			Executed amount
Provider	Recipient	Lender	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)	JB CLARK HILLS	HSBC and others	USD	27,500,000	36,982	27,500,000	36,982
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)	New Songdo International City Development, LLC	Others	KRW	520,000	520,000	470,500	470,500
	POHANG E&E Co., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	48,461	48,461
	UITrans LRT Co., Ltd	Kookmin Bank and others	KRW	205,051	205,051	167,913	167,913
	Pocheon-Hwado Highway Corp.	Lotte Insurance Co., Ltd and others	KRW	319,526	319,526	205,633	205,633
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	12,495	12,495
	Pure Gimpo. Co., Ltd	KDB Bank and others	KRW	51,559	51,559	25,706	25,706
	Clean Iksan Co., Ltd	SAMSUNG FIRE & MARINE INSURANCE and others	KRW	44,054	44,054	26,200	26,200
POSCO DX(formerly, POSCO ICT)	UITrans LRT Co., Ltd	Kookmin Bank	KRW	38,147	38,147	33,529	33,529
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)	Western Inland highway CO., LTD. and others	NH Bank and others	KRW	3,701,842	3,701,842	1,879,419	1,879,419
POSCO DX (formerly, POSCO ICT)	Jeonnong schoo keeper co. and others	Northeast Asia Infrastructure Private Placement Special Asset InvestmentTrust and others	KRW	201,431	201,431	104,521	104,521

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of September 30, 2023 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of September 30, 2023, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 3,211,795 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2023.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2023, 53 million tons of iron ore and 17 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Due to decrease of purchase volume in 2023, the purchase volume will be 190 thousand tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of September 30, 2023, there are 36 vessels under contract, and the average remaining contract period is about 7 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years. Meanwhile, POSCO INTERNATIONAL Corporation has signed an LNG SPA with Cheniere Marketing, LLC for the purpose of supplying LNG to POSCO. As an actual buyer of LNG, POSCO provides performance guarantee for POSCO INTERNATIONAL Corporation’s SPA to producer, Cheniere Marketing, LLC. The performance guarantee contract period is from September 30, 2022 to the date of expiration of SPA contract which is September 30, 2046, or the date of termination of payment obligation under the guarantee contract.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of September 30, 2023, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of September 30, 2023, POSCO Eco & Challenge Co., Ltd. has foreign currency guarantees of up to USD 1,528 million provided by financial institutions and uses USD 631 million with Woori Bank and others.

As of September 30, 2023, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~1,970,768 million (limited to ~~W~~3,521,950 million). Furthermore, the Company provides agreements of construction completion (compensation for non- performance) in connection with a number of implementation and union business projects.

As of September 30, 2023, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment. Among them, the remaining amount of the core capital investment obligation is ~~W~~43,189 million, and the payment period and amounts are expected to be ~~W~~25,700 million in the fourth quarter of 2023 and ~~W~~17,489 million in the first quarter of 2024.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

Company	Description

POSCO DX (formerly, POSCO ICT)	As of September 30, 2023, in relation to contract enforcement, POSCO DX is provided with a guarantee of ~~W~~108,938 million, ~~W~~55,213 million, and ~~W~~5,594 million from Korea Software Financial Cooperative, Seoul guarantee insurance, and Construction Guarantee Cooperative respectively.

POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.)	In accordance with the GP Shareholders Agreement between POSCO FUTURE MATERIALS CANADA INC. and GM Battery Raw Materials Corporation (hereinafter referred to as GM), if, POSCO FUTURE M CO., LTD. (POSCO FUTURE MATERIALS CANADA INC’s shareholder) fails to obtain approval for the export of national core technology under the ‘Act On Prevention Of Divulgence And Protection Of Industrial Technology’ in Korea within two years from the date of signing the agreement, GM may sell its shares of ULTIUM CAM GP INC. and ULTIUM CAM LIMITED PARTNERSHIP held by Posco Future Materials Canada Inc. GM has the right to exercise this put option until the 27th month from the date of signing the agreement. When GM exercises the put option, Posco Future Materials Canada Inc. is required to immediately purchase GM’s shares at a price of the fair market value of GM’s shares or 125% of the total amount of capital contributions made by GM before the closing of the sale, whichever amount is greater. As of September 30, 2023, the Company recognized ~~W~~73,953 million as other financial liabilities related to the terms of this agreement.

(c)	Litigation in progress

The Company is involved in 313 lawsuits aggregating to ~~W~~1,250 billion as defendant as of September 30, 2023, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~50.8 billion for 59 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claim since the Company believes that it does not have a present obligation as of September 30, 2023.

(d)	Other Contingencies

Other major contingencies for the Company as of September 30, 2023 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of September 30, 2023, POSCO INTERNATIONAL Corporation has provided 29 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of September 30, 2023, POSCO Eco & Challenge Co., Ltd. has provided 34 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~6,989,760 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO DX (formerly, POSCO ICT)	As of September 30, 2023, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	September 30, 2023		September 30, 2022
Trade accounts and notes receivable	~~W~~	(1,541,321)	(281,879)
Other receivables		250,895	61,365
Inventories		1,487,683	(1,611,545)
Other current assets		(145,844)	(269,314)
Other non-current assets		(39,956)	(18,141)
Trade accounts and notes payable		(476,744)	(831,586)
Other payables		(700,610)	(23,447)
Other current liabilities		(233,150)	(58,403)
Provisions		(227,116)	(222,851)
Payments of severance benefits		(219,124)	(228,744)
Plan assets		169,089	159,792
Other non-current liabilities		(19,091)	10,303

	~~W~~	(1,695,289)	(3,314,450)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

37. Operating Segments

The Company’s operations are organized based on the nature of markets and customers. During the nine-month period ended September 30, 2023, the Company changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. The Company restated the reporting segments information for the nine-month period ended September 30, 2022, to conform to the new reporting segmentation.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

The Company has classified the business segment and the subsidiaries in each segment as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Green Materials and energy		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(a)	Information about reportable segments for the nine-month periods ended September 30, 2023 and 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

			Green Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	30,686,602	18,279,949	6,127,712	338,175	2,939,530	91,112	58,463,080
Internal revenues		17,432,758	14,341,819	1,345,284	2,464,390	728,789	1,255,851	37,568,891
Inter segment revenues		11,693,650	6,790,495	1,263,327	2,462,010	725,224	1,241,031	24,175,737
Total revenues		48,119,360	32,621,768	7,472,996	2,802,565	3,668,319	1,346,963	96,031,971
Segment profits		1,374,771	682,697	138,130	119,966	20,848	897,578	3,233,990

2)	For the nine-month period ended September 30, 2022

①	The segment results as previously disclosed are as follows:

			Green Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Construction	Trading	Energy and others		Others	Total
External revenues	~~W~~	34,995,320	5,570,260	20,187,524	2,780,636	1,871,790	97,129	65,502,659
Internal revenues		20,542,536	846,160	19,184,700	2,446,507	708,956	445,858	44,174,717
Inter segment revenues		14,288,902	759,457	9,694,579	2,485,776	696,725	433,217	28,358,656
Total revenues		55,537,856	6,416,420	39,372,224	5,227,143	2,580,746	542,987	109,677,376
Segment profits (losses)		2,681,464	235,895	485,970	254,631	154,916	(1,815,743)	1,997,133

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

②	The restated segment results due to the change of the operating segments are as follows:

			Green Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	34,995,320	22,638,664	5,570,260	329,496	1,871,790	97,129	65,502,659
Internal revenues		20,542,536	19,219,010	846,160	2,412,197	708,956	445,858	44,174,717
Inter segment revenues		14,288,902	9,112,771	759,457	2,463,246	696,725	433,217	27,754,318
Total revenues		55,537,856	41,857,674	6,416,420	2,741,693	2,580,746	542,987	109,677,376
Segment profits (losses)		2,681,464	651,040	235,895	89,561	154,916	(1,815,743)	1,997,133

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	September 30, 2023		September 30, 2022
Total profit for reportable segments	~~W~~	3,233,990	1,997,133
Corporate fair value adjustments		160,686	(51,102)
Elimination of inter-segment profit (loss)		(1,227,904)	2,351,433
Income tax expense		695,498	1,131,300

Profit before income tax expense	~~W~~	2,862,270	5,428,764

38. Business combination

(a)	General Information

As of March 30, 2023, the Company acquired 50% of the remaining shares of QSONE Co., Ltd. which had previously been classified as an associate, and classified the entity as a wholy owned subsidiary. QSONE Co., Ltd. owns POSCO Tower Yeoksam, located in Seoul, South Korea, and operates in the business of real estate rental and facility management. With QSONE Co., Ltd.’s inclusion as a subsidiary, the Company plans to reallocate some of consolidated entities which are dispersed due to space limitation, and expects that the Company will ultimately be able to promote collaboration and improve work efficiency.

Had QSONE Co., Ltd. been acquired on January 1, 2023, the Company’s revenue and profit would have been ~~W~~58,466,535 million and ~~W~~2,167,815 million. In addition, revenue and profit based on separate financial statements of QSONE Co., Ltd. after the acquisition are ~~W~~12,476 million and ~~W~~4,363 million.

(b)	Consideration transferred

As of the acquisition date, the fair values of the major categories of the consideration transferred in the acquisition are as follows:

(in millions of Won)	March 30, 2023
Cash	~~W~~	152,749
Investments in associates(*1)		268,951

(*1)

As a result of reassessing 50% of the shares previously held by the Company at fair value, a gain on disposal of ~~W~~184,556 million has been recognized as other non-operating income in the consolidated statement of comprehensive income.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(c)	Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired and liabilities assumed as of the date of acquisition is as follows:

(in millions of Won)	March 30, 2023
Assets
Cash and cash equivalents	~~W~~	2,220
Trade accounts, notes receivable and other receivables, net		205
Other financial assets		12,000
Other current assets		132

Total current assets		14,557

Other receivables, net		41
Investment property, net		557,040
Property, plant and equipment, net		42,641
Deferred tax assets		10

Total non-current assets		599,732

Total assets	~~W~~	614,289

Liabilities
Short-term borrowings	~~W~~	10,000
Other payables		5,612
Current income tax liabilities		401
Other current liabilities		812

Total current liabilities		16,825

Long-term borrowings		48,000
Other payables		6,546
Other non-current liabilities		967
Deferred tax liabilities		85,127

Total non-current liabilities		140,640

Total liabilities	~~W~~	157,465

Net assets	~~W~~	456,824

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(d)	Gain on bargain purchase

The acquisition cost for the remaining 50% shares held by the seller was determined by comprehensively considering factors based on the sales contract, such as the fair value increase of POSCO Tower Yeoksam during the seller’s investment period, target earnings which is calculated by deducting amounts paid by QSONE Co., Ltd. to the seller as a right of shareholder and creditor, from the seller’s initial investment. Therefore, gain on bargain purchase from this business combination is ~~W~~32,965 million which the Company recognized as other non-operating income.

(e)	Costs related to business combination

During nine-month period ended September 30, 2023 expenses related to the business combination, including evaluation fees were ~~W~~179 million, which the Company recognized as other administrative expenses in the consolidated statements of comprehensive income.

39. Events after the reporting period

Pursuant to the resolution of the Board of Directors on November 3, 2023, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

POSCO HOLDINGS INC.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2023

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2023, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2023, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

November 14, 2023

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	18	~~W~~	620,852	1,415,201
Trade accounts and notes receivable, net	4,18,22,29		199,153	128,991
Other receivables, net	5,18,29		48,047	40,288
Other short-term financial assets	6,18		4,060,761	2,515,375
Current income tax assets			20,249	203,263
Other current assets	11		8,004	5,172

Total current assets			4,957,066	4,308,290

Other receivables, net	5,18		235,694	209,057
Other long-term financial assets	6,18		1,316,159	1,062,530
Investments in subsidiaries, associates and joint ventures	7		45,180,651	45,187,627
Investment property, net	8		287,404	220,699
Property, plant and equipment, net	9		138,892	145,006
Intangible assets, net	10		17,709	15,902
Other non-current assets	11		3,593	8

Total non-current assets			47,180,102	46,840,829

Total assets		~~W~~	52,137,168	51,149,119

See accompanying notes to the condensed separate interim financial statements.

3

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		December 31, 2022
Liabilities
Short-term borrowings and current installments of long-term borrowings	12,18	~~W~~	1,881,611	—
Other payables	13,18,29		77,975	64,597
Other short-term financial liabilities	14,18		1,462	5,815
Provisions	15		11,378	45,388
Other current liabilities	17,22		3,914	3,193

Total current liabilities			1,976,340	118,993

Long-term borrowings, excluding current installments	12,18		1,372	1,359,587
Other long-term financial liabilities	14,18		5,802	3,668
Defined benefit liabilities, net	16		3,322	3,761
Deferred tax liabilities			2,430,947	2,480,379
Long-term provisions	15,30		4,738	10,868

Total non-current liabilities			2,446,181	3,858,263

Total liabilities			4,422,521	3,977,256

Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,368,060	1,360,894
Reserves	20		(13,481)	(188,801)
Treasury shares	21		(1,886,444)	(1,892,308)
Retained earnings			47,764,109	47,409,675

Total equity			47,714,647	47,171,863

Total liabilities and equity		~~W~~	52,137,168	51,149,119

See accompanying notes to the condensed separate interim financial statements.

4

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods ended September 30			For the nine-month periods ended September 30
	Notes	2023		2022	2023	2022
Operating revenue	22,29
Revenue		~~W~~	473,685	74,515	1,268,512	7,996,178
Operating expenses	26,29
Cost of sales			—	951	—	(6,464,119)
Other administrative expenses	23		(77,730)	(63,606)	(232,845)	(336,646)
Selling expenses	23		—	—	—	(37,594)

			(77,730)	(62,655)	(232,845)	(6,838,359)

Operating profit			395,955	11,860	1,035,667	1,157,819
Finance income and costs	18,24
Finance income			46,435	110,104	251,632	417,017
Finance costs			(321,519)	(67,842)	(527,402)	(221,124)

Other non-operating income and expenses	29
Impairment loss on other receivables			(2,351)	—	(2,351)	(128)
Other non-operating income	25		2,407	2,020	11,478	23,371
Other non-operating expenses	25,26		(3,726)	(230,938)	(5,164)	(258,145)

Profit (loss) before income tax			117,201	(174,796)	763,860	1,118,810
Income tax revenue (expense)	27		36,184	206,473	121,571	(2,312,282)

Profit (loss)			153,385	31,677	885,431	(1,193,472)

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	16		(41)	(103)	(254)	(80,150)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,18,20		96,590	(13,309)	175,656	(99,629)

Total comprehensive income (loss)		~~W~~	249,934	18,265	1,060,833	(1,373,251)

Earnings (loss) per share (in Won)	28
Basic earnings (loss) per share (in Won)		~~W~~	2,022	418	11,671	(15,759)
Diluted earnings (loss) per share (in Won)			2,022	418	11,671	(15,759)

See accompanying notes to the condensed separate interim financial statements.

5

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(1,193,472)	(1,193,472)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,150)	(80,150)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(2,723)	—	(96,906)	(99,629)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)
Interim dividends		—	—	—	—	—	(606,794)	(606,794)
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004
Retirement of treasury shares		—	—	—	—	567,473	(567,473)	—
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)

Balance as of September 30, 2022	~~W~~	482,403	1,348,780	—	(214,572)	(1,892,308)	46,810,082	46,534,385

Balance as of January 1, 2023	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	—	885,431	885,431
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(254)	(254)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	175,320	—	336	175,656
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	—	(379,381)	(379,381)
Disposal of treasury shares		—	4,082	—	—	5,864	—	9,946
Share-based payment		—	3,084	—	—	—	—	3,084

Balance as of September 30, 2023	~~W~~	482,403	1,368,060	—	(13,481)	(1,886,444)	47,764,109	47,714,647

See accompanying notes to the condensed separate interim financial statements.

6

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		September 30, 2022
Cash flows from operating activities
Profit (loss)		~~W~~	885,431	(1,193,472)
Adjustments for :
Expenses related to post-employment benefit			4,766	20,530
Depreciation			8,227	390,406
Amortization			897	16,977
Impairment loss on other receivables			2,351	128
Finance income			(245,324)	(359,096)
Dividend income			(1,113,179)	(419,121)
Finance costs			523,797	176,139
Loss on valuation of inventories			—	1,722
Gain on disposal of property, plant and equipment			—	(5,443)
Loss on disposal of property, plant and equipment			2,254	18,281
Impairment loss on property, plant and equipment			—	3
Gain on disposal of investments in subsidiaries, associates and joint venture			(236)	(4,748)
Impairment loss on investments in subsidiaries, associates and joint venture			—	175,990
Gain on disposal of assets held for sale			—	(2,706)
Loss on disposal of assets held for sale			998	—
Increase (decrease) to provisions			(7,568)	59,839
Income tax expense (benefit)			(121,571)	2,312,282
Employee benefits			—	61,603
Share-based payments expense			5,904	—
Others			(135)	(954)
Changes in operating assets and liabilities	31		(4,585)	(743,190)
Interest received			34,492	87,251
Interest paid			—	(50,424)
Dividends received			1,049,770	417,515
Income taxes received (paid)			201,097	(2,045,228)

Net cash provided by (used in) operating activities		~~W~~	1,227,386	(1,085,716)

See accompanying notes to the condensed separate interim financial statements.

7

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	September 30, 2023		September 30, 2022
Cash flows from investing activities
Decrease in deposits		~~W~~	600,000	450,017
Proceeds from disposal of short-term financial instruments			4,872,223	23,789,014
Proceeds from disposal of long-term financial instruments			—	5
Collection of short-term loans			1,249	1,416
Collection of long-term loans			2,000	—
Proceeds from disposal of debt securities			—	50,000
Proceeds from disposal of equity securities			—	4,903
Proceeds from disposal of other securities			564	19,589
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			869,550	10,787
Proceeds from disposal of assets held for sale			—	3,074
Increase in deposits			(2,190,000)	(550,571)
Acquisition of short-term financial instruments			(4,661,764)	(20,510,014)
Acquisition of long-term financial instruments			(2)	—
Increase in long-term loans			—	(3,618)
Acquisition of debt securities			—	(50,000)
Acquisition of other securities			(21,492)	(89,914)
Acquisition of investments in subsidiaries, associates and joint ventures			(895,987)	(661,172)
Acquisition of investment properties			(54,834)	—
Acquisition of property, plant and equipment			(12,613)	(356,942)
Payment for disposal of property, plant and equipment			—	(14,485)
Acquisition of intangible asstes			(2,966)	(9,519)
Cash outflow for spin-off			—	(1,910,211)

Net cash provided by (used in) investing activities		~~W~~	(1,494,072)	172,359

Cash flows from financing activities
Proceeds from borrowings			—	537,165
Increase in long-term financial liabilities			3,781	15,515
Repayment of borrowings			—	(232,976)
Decrease in long-term financial liabilities			—	(279)
Repayment of lease liabilities			—	(7,493)
Payment for disposal of derivatives			—	(7,103)
Payment of cash dividends			(531,444)	(984,929)

Net cash used in financing activities		~~W~~	(527,663)	(680,100)

Effect of exchange rate fluctuation on cash held			—	3,918
Net decrease in cash and cash equivalents			(794,349)	(1,589,539)
Cash and cash equivalents at beginning of the period			1,415,201	2,042,274

Cash and cash equivalents at end of the period		~~W~~	620,852	452,735

See accompanying notes to the condensed separate interim financial statements.

8

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2023

(Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968 under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC. Meanwhile, operating revenue in the statements of comprehensive income for the nine-month period ended September 30, 2022, includes sales of ~~W~~7,542,729 million from the steel business before the vertical spin-off.

As of September 30, 2023, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2022. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

10

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022.

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2023 described below, the accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

From January 1, 2023, the Company has applied the amendments related to deferred tax arising from assets and liabilities in a single transaction under K-IFRS No. 1012 “Income Tax”. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendment does not any impact on the statement of financial position.

11

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information is defined as information that is expected to influence the decision-making of primary users of financial statements considering with other information included in the financial statements, and is required to be disclosed. The Company plans to disclose material accounting policies in the annual financial statements for the year ending December 31, 2023.

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The amendments did not have any impact on the financial statements.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” – Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

12

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	K-IFRS No. 1012 “Income Tax” – Global Minimum Top-Up Tax

The International Accounting Standards Board (IASB) issued amendments to IAS 12 “Income Tax” on May 23, 2023 that provided a temporary mandatory exception from accounting for deferred tax arising from legislation implementing the Pillar Two taxes and new disclosure requirements in the annual financial statements. The Korea Accounting Standards Board (KASB) is currently preparing an amendment to K-IFRS No. 1012 “Income Tax”. In 2022, the corporate income tax law in the Republic of Korea was amended to reflect the global minimum top-up tax of the Pillar Two Model Rules and will be effective for fiscal years starting on or after January 1, 2024. However, as of September 30, 2023, the enforcement decree of the related law has not yet been enacted. Therefore, it is determined that the related law has not been substantively enacted due to the insufficient legislation to calculate the global minimum top-up tax.

The Company is closely monitoring developments related to the implementation of the international tax reforms introducing the global minimum top-up tax. However, since none of the jurisdictions in which the Company operates has enacted or substantively enacted the tax legislation related to the top-up tax at the date when the accompanying interim financial statements were authorized for issue, there is no impact on the Company’s condensed interim financial statements. In light of the exception from the deferred tax accounting, the Company’s management is focusing its assessment on the potential current tax impacts of the top-up tax. Once changes to the tax laws in Republic of Korea in which the Company operates are substantively enacted, the Company may be subject to the top-up tax.

13

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Trade accounts and notes receivable	~~W~~	90,545	30,049
Unbilled receivables (contract assets)		108,608	98,942

	~~W~~	199,153	128,991

5. Other Receivables

Other receivables as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Other accounts receivable	~~W~~	37,104	38,676
Others		10,943	1,612

	~~W~~	48,047	40,288

Non-current
Loans	~~W~~	226,587	205,379
Long-term other accounts receivable		11,449	3,668
Less: Allowance for doubtful accounts		(2,352)	—
Others		10	10

	~~W~~	235,694	209,057

14

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Deposit instruments	~~W~~	1,590,000	—
Short-term financial instruments		2,470,761	2,515,375

	~~W~~	4,060,761	2,515,375

Non-current
Equity securities	~~W~~	1,113,775	885,942
Other securities		202,382	176,588
Deposit instruments		2	—

	~~W~~	1,316,159	1,062,530

(b)	Equity securities as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023							December 31, 2022
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	496,431	22,469	496,431	342,963
KB Financial group Inc.	3,863,520	0.96		178,839	213,653	34,814	213,653	187,381
Woori Financial Group Inc.	20,280,000	2.67		244,447	248,632	4,185	248,632	234,234
CSN Mineracao S.A.	102,186,675	1.86		206,265	133,640	(72,625)	133,640	99,945

				1,103,513	1,092,356	(11,157)	1,092,356	864,523

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Intellectual Discovery Co., Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M MEDIA Co., Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	21,419	(6,374)	21,419	21,419

			~~W~~	1,131,306	1,113,775	(17,531)	1,113,775	885,942

15

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

7. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of September 30, 2023 and December 31, 2022 are as follows:

			September 30, 2023			December 31, 2022
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO(*10)	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,700,868	29,699,590
POSCO INTERNATIONAL Corporation(*1)	Korea	Trading, power generation and natural resources exploration	70.71		3,740,110	3,081,933
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)(*2)	Korea	Engineering and construction	52.80		1,013,739	1,014,314
POSCO ENERGY CO., LTD.(*1)	Korea	Power generation, fuel cell manufacturing and sales	—		—	658,176
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,955	103,780
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD.)(*3)	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,707	895,707
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)(*4,5)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO DX(formerly, POSCO ICT)(*6)	Korea	Computer hardware and software distribution	65.38		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co., Ltd.(*7)	Korea	Real estate rental and facility management	100.00		238,478	—
Others (12 companies)(*9)					529,546	455,893

					37,011,405	36,686,395

[Foreign]
PT. KRAKATAU POSCO(*10)	Indonesia	Steel manufacturing and sales	—		—	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO-China Holding Corp.	China	Holding company	100.00		593,841	593,841
POSCO MEXICO S.A. DE C.V.(*10)	Mexico	Plate steel manufacturing and sales	—		—	180,072
POSCO America Corporation	USA	Researching and consulting	99.45		192,156	192,156
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.(*8)	Argentina	Mineral exploration, manufacturing and sales	100.00		1,045,944	715,414
Others (18 companies)(*10)					301,013	356,274

					5,258,643	5,796,867

				~~W~~	42,270,048	42,483,262

(*1)	During the nine-month period ended September 30, 2023, POSCO INTERNATIONAL Corporation merged with POSCO ENERGY CO., LTD..

(*2)	During the nine-month period ended September 30, 2023, POSCO ENGINEERING & CONSTRUCTION CO., LTD. changed the name to POSCO Eco & Challenge Co., Ltd..

(*3)	During the nine-month period ended September 30, 2023, POSCO CHEMICAL CO., LTD. changed the name to POSCO FUTURE M CO., LTD..

(*4)	During the nine-month period ended September 30, 2023, POSCO O&M Co., Ltd. changed the name to POSCO WIDE Co., Ltd..

(*5)

The Company classified POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.) as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company, structure of its Board of Directors and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.).

16

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(*6)	During the nine-month period ended September 30, 2023, POSCO ICT changed the name to POSCO DX.

(*7)

During the nine-month period ended September 30, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co., Ltd., which was previously classified as an investment in associate, for ~~W~~152,928 million. Meanwhile, ~~W~~85,550 million previously classified as an investment in associate was reclassified as investments in subsidiaries.

(*8)

During the nine-month period ended September 30, 2023, the Company acquired ~~W~~330,530 million in additional subsidiary investment shares by participating in POSCO Argentina S.A.U.‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*9)

During the nine-month period ended September 30, 2023, the Company acquired ~~W~~59,052 million in additional subsidiary investment shares by participating in POSCO Silicon Solution Co., Ltd.‘s capital increase.

(*10)

During the nine-month period ended September 30, 2023, the Company disposed of 5 subsidiaries, including PT. KRAKATAU POSCO, PT. POSCO INDONESIA JAKARTA PROCESSING CENTER, and POSCO MEXICO S.A DE C.V., to POSCO, a subsidiary. Meanwhile, the Company recognized ~~W~~338,789 million of gain on disposal from the transaction as dividend income, and ~~W~~7,787 million of loss on disposal were added to the acquisition cost of the POSCO.

(b)	Details of associates and carrying amounts as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)			September 30, 2023			December 31, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
SNNC	Korea	STS material manufacturing and sales	49.00	~~W~~	100,655	100,655
QSONE Co., Ltd.(*1)	Korea	Real estate rental and facility management	—		—	85,550
Others (6 companies)					37,836	37,916

					138,491	224,121

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(*2)	Canada	Investment in venture companies	12.61		156,194	156,194
FQM Australia Holdings Pty Ltd	Australia	Non ferrous metal mining	24.32		109,568	109,568
Others (3 companies)					36,221	37,133

					491,180	492,092

				~~W~~	629,671	716,213

(*1)	During the nine-month period ended September 30, 2023, the Company additionally acquired 50% of the shares held by external shareholders and reclassified as investments in subsidiaries.

17

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(*2)

As of September 30, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(c)	Details of joint ventures and carrying amounts as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)			September 30, 2023			December 31, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	20.00		—	—
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,251	235,251
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY(*3)	Indonesia	Nickel smelting	49.00		292,780	—

				~~W~~	2,280,932	1,988,152

(*1)

As of September 30, 2023 and December 31, 2022, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.

(*2)

During the year ended December 31, 2022, the Company decided to dispose of CSP - Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~175,990 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the nine-month period ended September 30, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~998 million of loss on disposal of assets held for sale.

(*3)

During the nine-month period ended September 30, 2023, the Company acquired 49% shares of PT NICOLE METAL INDUSTRY, for ~~W~~292,780 million and classified the investment as an investment in joint ventures.

18

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

8. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	131,069	54,834	—	—	185,903
Buildings		83,528	—	(4,882)	14,352	92,998
Structures		6,102	—	(373)	2,774	8,503

	~~W~~	220,699	54,834	(5,255)	17,126	287,404

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	47,140	131,069
Buildings		48,989	(5,823)	(4,990)	45,352	83,528
Structures		7,583	(395)	(4,304)	3,218	6,102

	~~W~~	144,140	(6,218)	(12,933)	95,710	220,699

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

19

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

9. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	51,310	—	—	—	—	51,310
Buildings		39,277	289	(53)	(1,412)	(11,526)	26,575
Structures		6,036	11	(700)	(140)	1,067	6,274
Machinery and equipment		10,504	—	—	(716)	—	9,788
Vehicles		11	—	—	(5)	—	6
Furniture and fixtures		12,573	142	—	(699)	560	12,576
Construction-in-progress		25,295	15,893	—	—	(8,825)	32,363

	~~W~~	145,006	16,335	(753)	(2,972)	(18,724)	138,892

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(47,138)	51,310
Buildings		2,175,291	—	(2,964)	(36,112)	(2,079,343)	(17,595)	39,277
Structures		2,096,662	—	(117)	(31,656)	(2,075,346)	16,493	6,036
Machinery and equipment		12,299,612	2,178	(1,110)	(302,940)	(12,046,595)	59,359	10,504
Vehicles		18,357	622	(17)	(1,548)	(17,410)	7	11
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	16	(1)	(5,122)	(72,237)	1,393	12,573
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	271,769	—	—	(1,403,761)	(114,081)	25,295

	~~W~~	19,772,299	275,653	(4,209)	(386,903)	(19,409,737)	(102,097)	145,006

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

20

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	During the nine-month period ended September 30, 2023, there are no right-of-use assets listed as property, plant and equipment.

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2022 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Interest on lease liabilities	~~W~~	—	—	—	1,969
Expenses related to short-term leases		1,011	44	1,116	724
Expenses related to leases of low-value assets		944	513	2,091	2,017

	~~W~~	1,955	557	3,207	4,710

21

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

10. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	504	—	(112)	146	538
Membership(*1)		11,618	—	—	—	11,618
Development expense		1,400	—	(612)	1,723	2,511
Construction-in-progress		1,476	2,731	—	(1,896)	2,311
Other intangible assets		904	—	(173)	—	731

	~~W~~	15,902	2,731	(897)	(27)	17,709

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred to other expenses.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,262)	—	(24,180)	3,625	504
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,892)	—	(164,135)	1,615	1,400
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	9,835	—	—	—	(33,497)	(7,254)	1,476
Other intangible assets		21,794	726	—	(550)	—	(21,288)	222	904

	~~W~~	551,410	10,561	(525)	(17,180)	828	(527,400)	(1,792)	15,902

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

22

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

11. Other Assets

Other assets as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Advance payments	~~W~~	5,000	5,165
Prepaid expenses		3,004	7

	~~W~~	8,004	5,172

Non-current
Long-term advance payments	~~W~~	3,558	—
Long-term prepaid expenses		27	—
Others		8	8

	~~W~~	3,593	8

12. Borrowings

(a)	Borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Short-term borrowings
Exchangeable bonds(*1)	~~W~~	1,881,611	—
Long-term borrowings
Long-term borrowings	~~W~~	1,372	1,293
Exchangeable bonds		—	1,358,294

	~~W~~	1,372	1,359,587

(*1)	As of September 30, 2023, exchangeable bonds were reclassified as current liabilities because the bondholders’ put option for redemption is exercisable within 12 months.

(b)	Current portion of debentures as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2023		December 31, 2022
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—	~~W~~	1,881,611	—

(c)	Long-term borrowings and others excluding current portion, as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2023		December 31, 2022

Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,372	1,293
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—		—	1,358,294

					~~W~~	1,372	1,359,587

23

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price	451,450(*)
(Won/share)

Underlying shares	Registered common shares (treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- After 3 years (September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price (based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*)	The exchange price has changed due to cash dividends during the nine-month period ended September 30, 2023.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

13. Other Payables

Other payables as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Accounts payable	~~W~~	18,765	23,033
Accrued expenses		26,533	12,304
Dividend payable		2,715	3,079
Withholdings		29,962	26,181

	~~W~~	77,975	64,597

24

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

14. Other Financial Liabilities

Other financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Financial guarantee liabilities	~~W~~	1,462	5,815
Non-current
Financial guarantee liabilities	~~W~~	5,802	3,668

15. Provisions

(a)	Provisions as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	3,826	—	5,667	—
Provision for restoration(*2)		7,552	4,738	4,997	10,868
Others(*3)		—	—	34,724	—

	~~W~~	11,378	4,738	45,388	10,868

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, the Company recognized present values of estimated costs for recovery as provisions for restoration as of September 30, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 4.46% to assess present value of these costs.

(*3)

During the year ended December 31, 2022, the Company decided to dispose of CSP – Compania Siderurgica do Pecem, an investment in joint venture and recognized the expected repayment of borrowings to be borne by disposal as a provision. Meanwhile, the disposal of CSP – Compania Siderurgica do Pecem has been completed during the nine-month period ended September 30, 2023, resulting in a final payment of ~~W~~26,566 million. The Company recognized ~~W~~8,158 million, which is the difference between the final payment and previously recognized provision, as a reversal of other provisions.

(b)	Changes in provisions for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	7,925	—	(9,766)	3,826
Provision for restoration		15,865	590	—	(4,165)	12,290
Others		34,724	—	(8,158)	(26,566)	—

	~~W~~	56,256	8,515	(8,158)	(40,497)	16,116

25

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-off	Ending
Provision for bonus payments	~~W~~	46,520	24,770	(579)	(33,431)	(31,613)	5,667
Provision for restoration		12,503	16,054	(489)	(3,359)	(8,844)	15,865
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liabilities		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—
Others		—	39,600	(4,876)	—	—	34,724

	~~W~~	121,164	85,331	(5,944)	(36,790)	(107,505)	56,256

16. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	17	14	101	6,158

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Present value of funded obligations	~~W~~	39,772	27,503
Fair value of plan assets		(36,450)	(23,742)

Net defined benefit liabilities	~~W~~	3,322	3,761

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Defined benefit obligation at the beginning of period	~~W~~	27,503	1,330,938
Current service costs		5,080	23,366
Interest costs		598	5,882
Remeasurement		—	104,564
Amount transferred from associate		14,226	730
Benefits paid		(7,635)	(59,335)
Spin-off		—	(1,378,642)

Defined benefit obligation at the end of period	~~W~~	39,772	27,503

26

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Fair value of plan assets at the beginning of period	~~W~~	23,742	1,543,469
Interest on plan assets		912	7,166
Remeasurement of plan assets		(326)	(3,100)
Contributions to plan assets		—	2,000
Amount transferred from associate		14,226	3,515
Benefits paid		(2,104)	(52,346)
Spin-off		—	(1,476,962)

Fair value of plan assets at the end of period	~~W~~	36,450	23,742

4)	The amounts recognized in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Current service costs	~~W~~	1,064	1,642	5,080	21,798
Net interest costs		(105)	(16)	(314)	(1,268)

	~~W~~	959	1,626	4,766	20,530

17. Other Liabilities

Other liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Current
Advances received	~~W~~	60	379
Withholdings		2,134	1,028
Unearned revenue		1,720	1,786

	~~W~~	3,914	3,193

27

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

18. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2023 and December 31, 2022 are as follows:

①	September 30, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,470,761	—	2,470,761	—	2,470,761
Other securities		202,382	—	—	202,382	202,382
Fair value through other comprehensive income
Equity securities		1,113,775	1,092,356	—	21,419	1,113,775
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		620,852	—	—	—	—
Trade accounts and notes receivable		90,545	—	—	—	—
Other receivables		280,107	—	—	—	—
Deposit instruments		1,590,002	—	—	—	—

	~~W~~	6,368,424	1,092,356	2,470,761	223,801	3,786,918

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,881,611	1,881,611	—	—	1,881,611
Financial liabilities measured at amortized cost(*1)
Borrowings		1,372	—	1,372	—	1,372
Financial guarantee liabilities		7,264	—	—	—	—
Others		65,135	—	—	—	—

	~~W~~	1,955,382	1,881,611	1,372	—	1,882,983

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

②	December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,515,375	—	2,515,375	—	2,515,375
Other securities		176,588	—	—	176,588	176,588
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		885,942	864,523	—	21,419	885,942
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		1,415,201	—	—	—	—
Trade accounts and notes receivable		30,049	—	—	—	—
Other receivables		243,273	—	—	—	—

	~~W~~	5,268,428	864,523	2,515,375	200,007	3,579,905

Financial liabilities
Fair value through profit or loss
Borriwings	~~W~~	1,358,294	1,358,294	—	—	1,358,294
Financial liabilities measured at amortized cost(*1)
Borrowings		1,293	—	1,293	—	1,293
Financial guarantee liabilities		9,483	—	—	—	—
Others		63,245	—	—	—	—

	~~W~~	1,432,315	1,358,294	1,293	—	1,359,587

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

28

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2023. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	BNP	USD	30,000,000	40,344	12,830,653	17,255
Steel Private Limited	CITI	USD	20,000,000	26,896	8,553,769	11,503
	DBS	USD	35,000,000	47,068	14,969,095	20,130
	SC	USD	19,784,000	26,606	8,461,388	11,379
	SMBC	USD	35,000,000	47,068	14,969,095	20,130
POSCO ASSAN TST	BNP	USD	22,074,750	29,686	22,074,750	29,686
STEEL INDUSTRY	CITI	USD	36,000,000	48,413	36,000,000	48,413
	ING	USD	36,000,000	48,413	36,000,000	48,413
	SOCIETE GENERALE	USD	37,800,000	50,833	37,800,000	50,833
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	67,240	—	—
	ING	USD	55,000,000	73,964	—	—
	Mizuho	USD	50,000,000	67,240	—	—
	Shinhan	USD	50,000,000	67,240	—	—
POSCO Argentina S.A.U.	BNP	USD	20,000,000	26,896	11,988,127	16,122
	CITI	USD	97,975,000	131,757	58,726,839	78,976
	Credit Agricole	USD	97,975,000	131,757	58,726,839	78,976
	HSBC	USD	97,975,000	131,757	58,726,839	78,976
	JPM	USD	97,975,000	131,757	58,726,839	78,976
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,399	46,000,000	65,399

		USD	888,558,750	1,194,935	438,554,233	589,768
		EUR	46,000,000	65,399	46,000,000	65,399

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2023 and 2022 were as follows:

①	For the nine-month period ended September 30, 2023

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	3,875	34,582	132,751	—	171,208	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	175,656
Financial assets measured at amortized cost		51,125	20,603	—	—	—	71,728	—
Financial liabilities at fair value through profit or loss		—	(93,331)	—	(429,985)	—	(523,316)	—
Financial liabilities measured at amortized cost		—	(325)	—	—	4,935	4,610	—

	~~W~~	51,125	(69,178)	34,582	(297,234)	4,935	(275,770)	175,656

29

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

②	For the nine-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	89,691	—	3,922	19,774	—	113,387	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(103,345)
Financial assets measured at amortized cost		17,075	112,638	—	—	—	129,713	—
Financial liabilities at fair value through profit or loss		—	(64,787)	(4,188)	123,726	—	54,751	—
Financial liabilities measured at amortized cost		(24,469)	(84,802)	—	—	7,313	(101,958)	—

	~~W~~	82,297	(36,951)	(266)	143,500	7,313	195,893	(103,345)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2023 and 2022 were as follows:

①	For the three-month period ended September 30, 2023

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	1,600	1,421	17,890	—	20,911	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	96,590
Financial assets measured at amortized cost		17,493	5,277	—	—	—	22,770	—
Financial liabilities at fair value through profit or loss		—	(10,877)	—	(309,681)	—	(320,558)	—
Financial liabilities measured at amortized cost		—	9	—	—	1,784	1,793	—

	~~W~~	17,493	(3,991)	1,421	(291,791)	1,784	(275,084)	96,590

②	For the three-month period ended September 30, 2022

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	22,785	—	3,718	—	—	26,503	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(17,025)
Financial assets measured at amortized cost		5,128	38,199	—	—	—	43,327	—
Financial liabilities at fair value through profit or loss		—	(57,138)	—	26,350	—	(30,788)	—
Financial liabilities measured at amortized cost		—	853	—	—	2,368	3,221	—

	~~W~~	27,913	(18,086)	3,718	26,350	2,368	42,263	(17,025)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2022.

30

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

19. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2023 and December 31, 2022 are as follows:

(share, in Won)	September 30, 2023		December 31, 2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2023, total shares of ADRs of 18,903,088 are equivalent to 4,725,772 shares of common stock.
(*2)	As of September 30, 2023, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury shares.

(b)	Capital surplus as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		810,196	806,114
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		15,199	12,115

	~~W~~	1,368,060	1,360,894

20. Reserves

Reserves as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(13,481)	(188,801)

31

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

21. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 were as follows:

(shares, in millions of Won)	September 30, 2023			December 31, 2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(5,864)	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	8,695,023	~~W~~	1,886,444	8,722,053	~~W~~	1,892,308

22. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2023		2022	2023	2022
Types of revenue
Sales of steel product	~~W~~	—	—	—	7,262,347
Transportation services		—	—	—	241,733
Dividend income		424,155	62,365	1,113,179	419,121
Others		49,530	12,150	155,333	72,977

	~~W~~	473,685	74,515	1,268,512	7,996,178

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	424,158	60,372	1,113,189	7,698,278
Revenue recognized over time		49,527	14,143	155,323	297,900

	~~W~~	473,685	74,515	1,268,512	7,996,178

(b)	Details of contract assets and liabilities from contracts with customers as of September 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	September 30, 2023		December 31, 2022
Receivables
Account receivables	~~W~~	90,545	30,049
Contract assets
Account receivables		108,608	98,942
Contract liabilities
Advance received		60	379
Unearned income		1,720	1,786

32

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

23. Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Wages and salaries	~~W~~	18,791	13,952	54,261	94,279
Expenses related to post-employment benefits		1,248	1,894	5,700	10,172
Other employee benefits		4,232	2,196	10,034	21,502
Travel		1,806	1,101	4,080	3,670
Depreciation		2,522	2,569	7,595	12,514
Amortization		314	162	897	5,485
Rental		898	557	2,150	13,445
Repairs		93	158	314	1,267
Advertising		7,304	6,208	17,957	26,714
Research & development		23,851	20,477	66,237	58,000
Service fees		13,692	11,259	43,054	53,778
Supplies		157	31	329	193
Vehicles maintenance		695	397	1,904	1,586
Industry association fee		550	18	2,042	1,893
Training		472	518	825	1,487
Taxes and public dues		(268)	402	13,038	22,278
Others		1,373	1,707	2,428	8,383

	~~W~~	77,730	63,606	232,845	336,646

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Freight and custody	~~W~~	—	—	—	20,724
Operating expenses for distribution center		—	—	—	935
Sales commissions		—	—	—	14,486
Sales advertising		—	—	—	29
Sales promotion		—	—	—	201
Sample		—	—	—	133
Sales insurance premium		—	—	—	1,086

	~~W~~	—	—	—	37,594

33

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

24. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Finance income
Interest income(*1)	~~W~~	17,493	27,913	51,125	106,766
Gain on foreign currency transactions		736	9,491	6,308	57,727
Gain on foreign currency translations		7,006	40,034	21,417	91,846
Gain on valuation of derivatives		—	—	—	21,631
Gain on transactions of derivatives		—	—	—	194
Gain on disposals of financial assets at fair value through profit of loss		1,421	3,718	34,743	3,718
Gain on valuations of financial assets at fair value through profit or loss		17,975	—	132,836	—
Others		1,804	28,948	5,203	135,135

	~~W~~	46,435	110,104	251,632	417,017

Finance costs
Interest expenses	~~W~~	—	—	—	24,469
Loss on foreign currency transactions		1,120	2,341	3,338	43,918
Loss on foreign currency translations		10,613	65,271	93,565	142,606
Loss on disposals of financial assets at fair value through profit or loss		—	—	161	—
Loss on valuations of financial assets at fair value through profit or loss		85	—	85	—
Loss on valuations of financial liabilities at fair value through profit or loss		309,681	—	429,985	—
Others		20	230	268	10,131

	~~W~~	321,519	67,842	527,402	221,124

(*1)	Interest income calculated using the effective interest method for the nine-month periods ended September 30, 2023 and 2022 were ~~W~~51,125 million and ~~W~~17,075 million, respectively.

34

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

25. Other Non-Operating income and expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	—	—	—	5,443
Gain on disposals of subsidiaries, associates and joint ventures		236	1,390	236	4,748
Gain on disposals of assets held for sale		—	—	—	2,706
Premium income		—	—	—	8
Reversal of other provisions		—	—	8,158	489
Others		2,171	630	3,084	9,977

	~~W~~	2,407	2,020	11,478	23,371

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	2,254	—	2,254	18,281
Impairment loss on property, plant and equipment		—	—	—	3
Impairment loss on investment in subsidiaries, associates and joint ventures		—	175,990	—	175,990
Donations		—	—	—	19
Loss on disposals of assets held for sale		896	—	998	—
Increase of other provisions		60	54,277	590	54,760
Others		516	671	1,322	9,092

	~~W~~	3,726	230,938	5,164	258,145

35

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

26. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Changes in inventories(*1)	~~W~~	—	—	—	(3,222)
Raw materials and consumables used		—	—	—	4,881,888
Employee benefits expenses		26,106	17,377	69,976	382,983
Outsourced processing cost		—	—	—	429,841
Depreciation(*2)		2,772	2,760	8,227	390,406
Amortization		314	162	897	16,977
Electricity and water expenses		3	2	4	80,911
Service fees		14,068	11,327	43,540	62,728
Rental		2,175	578	3,650	20,262
Advertising		7,304	6,208	17,957	26,714
Freight and custody expenses		—	—	—	207,320
Sales commissions		—	—	—	14,486
Impairment loss on investment in subsidiaries, associates and joint ventures		—	175,990	—	175,990
Loss on disposals of property, plant and equipment		2,254	—	2,254	18,281
Research & development		15,924	24,998	53,734	82,215
Other expenses		12,887	54,191	42,274	308,852

	~~W~~	83,807	293,593	242,513	7,096,632

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

36

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

27. Income taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2023 and 2022 were 0% and 206.67%, respectively.

The Company’s vertical spin-off during the year ended December 31, 2022 meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,284,103 million.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax costs for the year ended December 31, 2022 is ~~W~~2,284,103 million.

28. Earnings per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2023 and 2022 were as follows:

(in Won, except share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Profit (loss) for the period	~~W~~	153,385,707,998	31,677,793,765	885,431,452,822	(1,193,471,611,342)
Interests of hybrid bonds, net of tax		—	—	—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,876,207	75,849,177	75,867,296	75,803,309
Basic earnings (loss) per share	~~W~~	2,022	418	11,671	(15,759)

(*1)	The weighted-average number of common shares used to calculate basic earnings (loss) per share are as follows:

(shares)	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2023	2022	2023	2022
Total number of common shares issued	84,571,230	84,571,230	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,695,023)	(8,722,053)	(8,703,934)	(8,767,921)
Weighted-average number of common shares outstanding	75,876,207	75,849,177	75,867,296	75,803,309

(b)

The Company has potentially issuable common shares due to its exchangeable bonds as of September 30, 2023 and 2022 and Stock Grant program as of September 30, 2023. Diluted earnings (loss) per share is equal to basic earnings per share for the three-month and nine-month periods ended September 30, 2023 and 2022 due to anti-dilutive effect.

37

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

29. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2023 and 2022 were as follows:

1)	For the nine-month period ended September 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	115,159	325,043	—	—	11,362
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		6,432	11,037	440	8,117	4,166
POSCO STEELEON CO., Ltd		1,641	—	—	—	93
POSCO DX(formerly, POSCO ICT)		2,367	7,455	—	3,382	5,663
eNtoB Corporation		—	—	40	70	1,396
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		2,872	13,878	—	—	—
POSCO Mobility Solution Corporation		739	—	55	—	—
POSCO INTERNATIONAL Corporation		7,753	77,616	—	—	44
POSCO Maharashtra Steel Private Limited		692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		17	—	430	—	—
Others		9,504	6,084	4,874	6,519	29,494

		147,176	441,113	6,192	18,088	52,218

Associates and joint ventures(*2)
SNNC		696	—	55	—	—
Roy Hill Holdings Pty Ltd		—	205,739	—	—	—
Others		236	69,485	11,566	—	90
		932	275,224	11,621	—	90

	~~W~~	148,108	716,337	17,813	18,088	52,308

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of September 30, 2023, the Company provided guarantees to related companies (Note 18).

38

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2) For the nine-month period ended September 30, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	14,126	—	—	—	—	—	1,742
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		3,694	16,555	7	—	85,302	—	11,517
POSCO STEELEON CO., Ltd		132,326	—	215	—	—	7,656	18
POSCO DX(formerly, POSCO ICT)(*3)		798	4,970	18	—	39,908	10,190	33,444
eNtoB Corporation		3	24	—	60,649	9,698	32	3,209
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		81,960	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO Mobility Solution Corporation		176,045	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,100,190	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,152	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,583	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,827	—	427	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,670	—	255	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,579	—	427	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,287	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		47,223	—	403	—	—	—	8
Others		196,968	2,452	5,065	61,488	14,021	53,139	214,083

		3,254,303	122,344	7,417	915,949	153,686	136,912	270,083

Associates and joint ventures
SNNC		3,148	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	163,413	—	210,455	—	—	—
Others		77,910	48,602	12,236	16,485	—	—	301

		106,672	217,363	12,244	375,179	—	—	301

	~~W~~	3,360,975	339,707	19,661	1,291,128	153,686	136,912	270,384

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

39

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2023 and 2022 were as follows:

1)	For the three-month period ended September 30, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries
POSCO	~~W~~	35,913	—	—	—	4,087
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		2,113	—	—	6,340	456
POSCO STEELEON CO., Ltd		707	—	—	—	50
POSCO DX(formerly, POSCO ICT)		720	—	—	1,583	1,969
eNtoB Corporation		—	—	—	44	933
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		1,094	—	—	—	—
POSCO Mobility Solution Corporation		229	—	—	—	—
POSCO INTERNATIONAL Corporation		2,600	—	—	—	12
POSCO Maharashtra Steel Private Limited		—	—	87	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	—	145	—	—
Others		3,651	63	1,519	5,662	11,191

		47,027	63	1,751	13,629	18,698

Associates and joint ventures
SNNC		133	—	—	—	—
Roy Hill Holdings Pty Ltd		—	68,800	—	—	—
Others		64	25,813	7,753	—	—

		197	94,613	7,753	—	—

	~~W~~	47,224	94,676	9,504	13,629	18,698

40

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	For the three-month period ended September 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	5,959	—	—	—	—	—	1,175
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		1,329	—	—	—	—	—	1,235
POSCO STEELEON CO., Ltd		335	—	—	—	—	—	12
POSCO DX(formerly, POSCO ICT)		302	—	—	—	1,817	—	1,041
eNtoB Corporation		1	—	—	—	—	—	2
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		456	—	—	—	—	—	—
POSCO Mobility Solution Corporation		90	—	—	—	—	—	—
POSCO INTERNATIONAL Corporation		300	—	—	—	—	—	—
POSCO Thainox Public Company Limited		67	—	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		49	—	—	—	—	—	—
POSCO-VIETNAM Co., Ltd.		210	—	144	—	—	—	—
POSCO MEXICO S.A. DE C.V.		35	—	52	—	—	—	—
POSCO Maharashtra Steel Private Limited		292	—	143	—	—	—	—
POSCO VST CO., LTD.		75	—	—	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		43	—	135	—	—	—	—
Others		2,641	736	1,538	17	979	—	8,555

		12,184	736	2,012	17	2,796	—	12,020

Associates and joint ventures
SNNC		19	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	37,429	—	—	—	—	—
Others		666	16,162	4,195	—	—	—	—
		685	53,591	4,195	—	—	—	—

	~~W~~	12,869	54,327	6,207	17	2,796	—	12,020

(c)	The related account balances of significant transactions with related companies as of September 30, 2023 and December 31, 2022 are as follows:

1)	September 30, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	86,754	16,339	103,093	—	20,102	20,102
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		6,340	2,753	9,093	8,117	111	8,228
POSCO STEELEON CO., Ltd		961	8	969	4	—	4
POSCO DX(formerly, POSCO ICT)		938	10	948	206	1,828	2,034
eNtoB Corporation		—	—	—	288	2	290
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		7,586	36	7,622	—	756	756
POSCO Mobility Solution Corporation		685	—	685	—	—	—
POSCO INTERNATIONAL Corporation		4,945	32	4,977	—	2,531	2,531
POSCO Maharashtra Steel Private Limited		—	429	429	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	544	544	—	—	—
PT. KRAKATAU POSCO		—	4,308	4,308	—	—	—
Others		2,862	11,310	14,172	2,602	3,937	6,539

		111,071	35,769	146,840	11,217	29,267	40,484

Associates and joint ventures
SNNC		401	—	401	—	—	—
Roy Hill Holdings Pty Ltd		68,800	—	68,800	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	228,305	228,305	—	—	—
Others		18,402	572	18,974	—	—	—

		87,603	228,877	316,480	—	—	—

	~~W~~	198,674	264,646	463,320	11,217	29,267	40,484

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the nine-month period ended September 30, 2023, the Company provided additional loan to its associates by ~~W~~6,448 million.

41

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON CO., Ltd		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO Mobility Solution Corporation		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74
		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

(d)	For the nine-month periods ended September 30, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2023		September 30, 2022
Short-term benefits	~~W~~	25,871	39,437
Retirement benefits		4,221	5,280

	~~W~~	30,092	44,717

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

42

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

30. Commitments and Contingencies

(a)	Commitments

1)

As of September 30, 2023, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

2)	The Company has deposited 3,211,795 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of September 30, 2023.

(b)	As of September 30, 2023, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 4 lawsuits for compensatory damages amounted to ~~W~~9.9 billion as defendant as of September 30, 2023. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of September 30, 2023.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

43

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2023

(Unaudited)

31. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2023 and 2022 were as follows:

(in millions of Won)	September 30, 2023		September 30, 2022
Trade accounts and notes receivable, net	~~W~~	(6,440)	(442,912)
Other accounts receivable		12,376	(4,531)
Accrued revenues		—	(8,107)
Inventories		—	354,262
Prepaid expenses		(3,026)	(41,038)
Other current assets		165	(7,056)
Short-term guarantee deposits		(656)	—
Long-term guarantee deposits		—	17
Derivative assets		—	5,781
Other non-current assets		(3,558)	129
Trade accounts and notes payable		—	(417,714)
Other accounts payable		3,446	(92,574)
Accrued expenses		6,112	(61,613)
Advances received		(319)	(3,363)
Withholdings		(1,084)	(5,064)
Unearned revenue		(66)	(235)
Other current liabilities		(6,004)	(11,981)
Payments of severance benefits		(7,635)	(58,542)
Plan assets		2,104	51,641
Other non-current liabilities		—	(290)

	~~W~~	(4,585)	(743,190)

32. Events after the reporting period

Pursuant to the resolution of the Board of Directors on November 3, 2023, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

44